EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CAPITALSOURCE INC.,

CAPITALSOURCE TRS INC.

AND

TIERONE CORPORATION

_________________

DATED AS OF MAY 17, 2007

TABLE OF CONTENTS

	ARTICLE I
	THE MERGER
1.1	The Merger	2
1.2	Effective Time	2
1.3	Effects of the Merger	2
1.4	Conversion of Company Common Stock	2
1.5	The Surviving Corporation	5
1.6	Tax Consequences	5
	ARTICLE II
	DELIVERY OF MERGER CONSIDERATION
2.1	Election Procedures; Deposit of Merger Consideration	6
2.2	Exchange Procedures	7
2.3	Distributions with Respect to Unexchanged Shares	8
2.4	No Further Ownership Rights in Company Common Stock	8
2.5	Termination of Exchange Fund	9
2.6	No Liability	9
2.7	Investment of Exchange Fund	9
2.8	Withholding Rights	9
2.9	Lost, Stolen or Destroyed Certificates	9
	ARTICLE III
	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
3.1	Corporate Organization	10
3.2	Capitalization	11
3.3	Authority; No Violation	13
3.4	Consents and Approvals	14
3.5	Reports; Regulatory Matters	14
3.6	Financial Statements	15
3.7	Broker's Fees	16
3.8	Absence of Certain Changes or Events	16
3.9	Legal Proceedings	18
3.10	Taxes and Tax Returns	18
3.11	Employee Benefits	19
3.12	Compliance with Applicable Law	24
3.13	Certain Contracts	25
3.14	Agreements with Regulatory Agencies	26
3.15	Risk Management Instruments	26

3.16	Environmental Matters	27
3.17	Property	27
3.18	Investment Securities	28
3.19	State Takeover Laws	28
3.20	Reorganization; Approvals	28
3.21	Opinions	28
3.22	Insurance	29
3.23	Intellectual Property	29
3.24	Loan Portfolio	30
3.25	Company Information	31
	ARTICLE IV
	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
4.1	Corporate Organization	32
4.2	Capitalization	33
4.3	Authority; No Violation	33
4.4	Consents and Approvals	34
4.5	Reports	34
4.6	Financial Statements	35
4.7	Broker's Fees	36
4.8	Absence of Certain Changes or Events	36
4.9	Legal Proceedings	36
4.10	Taxes and Tax Returns	36
4.11	SEC Reports	37
4.12	Compliance with Applicable Law	37
4.13	Agreements with Regulatory Agencies	38
4.14	Interest Rate Risk Management Instruments	38
4.15	Environmental Liability	38
4.16	Reorganization; Approvals	39
4.17	Parent Information	39
4.18	Employee Benefits	39
	ARTICLE V
	COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1	Conduct of Businesses Prior to the Effective Time	40
5.2	Company Forbearances	40
5.3	Parent Forbearances	44
	ARTICLE VI
	ADDITIONAL AGREEMENTS
6.1	Regulatory Matters	45

6.2	Access to Information	46
6.3	Shareholder Approval	47
6.4	Legal Conditions to Merger	47
6.5	Affiliates	47
6.6	NYSE Approval	47
6.7	Employee Matters	47
6.8	Indemnification; Directors' and Officers' Insurance	49
6.9	Additional Agreements	51
6.10	Advice of Changes	51
6.11	No Solicitation	51
6.12	Transition	54
6.13	Directorship	54
6.14	Actions Requested by Parent	54
6.15	Reserved	55
6.16	Exemption From Liability Under Section 16(b)	55
6.17	Thrift Headquarters; Thrift Directors	55
6.18	Fill Option	55
6.19	Dividends	56
	ARTICLE VII
	CONDITIONS PRECEDENT
7.1	Conditions to Each Party's Obligation To Effect the Merger	57
7.2	Conditions to Obligations of Parent and Merger Sub	57
7.3	Conditions to Obligations of the Company	58
	ARTICLE VIII
	TERMINATION AND AMENDMENT
8.1	Termination	59
8.2	Effect of Termination	61
8.3	Expenses; Termination Fee	61
8.4	Amendment	64
8.5	Extension; Waiver	64
	ARTICLE IX
	GENERAL PROVISIONS
9.1	Closing	65
9.2	Nonsurvival of Representations, Warranties and Agreements	65
9.3	Notices	65
9.4	Interpretation	66
9.5	Counterparts	66
9.6	Entire Agreement	66

9.7	Governing Law	66
9.8	Publicity	66
9.9	Specific Performance	67
9.10	Assignment; Third Party Beneficiaries	67

Exhibit A – Form of Affiliate Letter Exhibit B – Form of H&H REIT Tax Opinion

v

INDEX OF DEFINED TERMS

Section
409A Authorities	3.11(f)
Acquisition Proposal	6.11(a)
Agencies	3.24(e)
Agency	3.24(e)
AJCA	3.11(f)
Agreement	Preamble
Alternative Transaction	6.11(a)
Applicable Regulatory Approvals	3.4
Articles of Merger	1.2
Average Closing Price	6.18
Base Amount	8.3(c)
Break-Up Fee	8.3(c)
Business Day	6.18
Business Plan	6.1(b)
Cash Consideration	1.4(b)
Cash Election	1.4
Cash/Stock Election Amount	1.4(b)
Certificates	2.2
Certificate of Merger	1.2
Change in Recommendation	6.11(a)
Closing	9.1
Closing Date	9.1
Code	Recitals
Company	Preamble
Company Acquisition
Agreement	8.3(c)(i)
Company Articles	3.1(b)
Company Bylaws	3.1(b)
Company Capitalization Date	3.2(a)
Company Common Stock	1.4(b)
Company Disclosure
Schedule	Article
Company Equity Plans	1.4(d)(i)
Company Insiders	6.16
Company Material Contracts	3.13(a)
Company Option	1.4(d)(i)
Company Preferred Stock	3.2(a)
Company Recommendation	6.3
Company Regulatory Agreement	3.14
Company SEC Reports	3.5(b)
Company Shareholder Meeting	6.3
Company Shareholder Vote	3.3(a)
Company Stock-Based Awards	3.2(a)
Company Stock Plan	1.4(d)(i)
Company Subsidiary	3.1(c)
Confidentiality Agreement	6.2(b)
Controlled Group Liability	3.11
Covered Employees	6.7(a)
Credit Facilities	5.2(f)
DGCL	1.1(a)
Derivative Transactions	3.15(a)
Determination Date	6.18
Effective Date	1.2
Effective Time	1.2
Election	2.1(a)
Employee Benefit Plan	3.11
Employer Securities	3.11(o)
Employment Agreement	3.11
ERISA	3.11
ERISA Affiliate	3.11
ESOP	3.11(o)
ESOP Loan	3.11(o)

Exchange Act	3.5(b)
Exchange Agent	2.1(d)
Exchange Agent Agreement	2.1(d)
Exchange Fund	2.1(h)
Exchange Ratio	1.4(b)
Expense Amount	8.3(b)
Expenses	8.3(a)
Fannie Mae	3.24(e)
FDIC	3.1(e)
Fill Conditions	6.18
Fill Option	6.18
Final Index Price	6.18
First Set Exchange Ratio	1.4(b)
Floating Exchange Ratio	1.4(b)
Form of Election	2.1(b)
Freddie Mac	3.24(e)
GAAP	3.1(c)
Ginnie Mae	3.24(e)
Governmental Entity	3.4
Holder	2.1
HSR Act	3.4
HUD	3.24(e)
Indebtedness	3.13(b)
Indemnified Parties	6.8(a)
Index Ratio	6.18
Initial Index Price	6.18
Injunction	7.1(d)
Intellectual Property	3.23
IRS	3.10(a)
Leased Properties	3.17(c)
Leases	3.17(b)
Letter of Transmittal	2.2
Liens	3.2(b)
Loans	3.24(a)
Material Adverse Effect	3.8(a)
Materially Burdensome Regulatory Condition	6.1(b)
Maximum Amount	6.8(c)
Maximum Expense Amount	8.3(b)
Merger	Recitals
Merger Consideration	1.4(b)
Merger Sub	Preamble
Multiemployer Plan	3.11
Multiple Employer Plan	3.11(h)
NASD	3.12(c)
Non-Election Shares	1.4(b)
NYSE	1.4(b)
Option Cash Out Amount	1.4(d)(i)
Owned Properties	3.17(a)
Parent	Preamble
Parent Bylaws	4.1(b)
Parent Capitalization Date	4.2(a)
Parent Certificate	4.1(b)
Parent Closing Price	1.4(b)
Parent Common Stock	1.4(a)
Parent Disclosure Schedule	Article
Parent Employee Benefit Plan	4.18(a)
Parent Preferred Stock	4.2(a)
Parent Ratio	6.18
Parent Regulatory Agreement	4.13

Parent SEC Reports	4.11
Parent Starting Price	6.18
Parent Subsidiary	3.1(c)
PBGC	3.11(b)
Person	3.9(a)
Pool	3.24(h)
Pre-Termination Takeover
Proposal Event	8.3(c)(iv)
Proxy Statement	6.1(a)
Qualified Plans	3.11(c)
Qualifying Income	8.3(b)
Real Property	3.17(c)
Registration Statement	6.1(a)
Regulatory Agencies	3.5(a)
REIT Requirements	8.3(b)
Retention Pool	6.7(f)
RRPTA	1.4(d)(ii)
Reverse Break-up Fee	8.3(c)(iii)
Sarbanes-Oxley Act	3.5(b)
SEC	3.4
Second Set Exchange Ratio	1.4(b)
Sector Index	6.18
Securities Act	3.2(a)
Stock Consideration	1.4(b)
Stock Election	1.4(b)
Subsidiary	3.1(c)
Superior Proposal	6.11(a)
Surviving Corporation	Recitals
Takeover Statutes	3.19
Tax	3.10(b)
Tax Guidance	8.3(b)
Tax Return	3.10(c)
TRS	6.14
Taxes	3.10(b)
Thrift	3.1(d)
VA	3.24(e)
Voting Debt	3.2(a)
WBCL	1.1(a)
Withdrawal Liability	3.11

AGREEMENT AND PLAN OF MERGER

        AGREEMENT AND PLAN OF MERGER, dated as of May 17, 2007 (this “Agreement”), by and among CAPITALSOURCE INC., a Delaware corporation (“Parent”), CAPITALSOURCE TRS INC., a Delaware corporation and a directly wholly owned subsidiary of Parent (“Merger Sub”), and TIERONE CORPORATION, a Wisconsin corporation (the “Company”).

W I T N E S S E T H:

        WHEREAS, the Boards of Directors of the Company and Parent have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for in this Agreement;

        WHEREAS, in furtherance thereof, the respective Boards of Directors of Parent, Merger Sub and the Company have approved this Agreement and the merger of the Company with and into Merger Sub (the “Merger”) with Merger Sub continuing as the surviving corporation (sometimes referred to in such capacity as the “Surviving Corporation”), upon the terms and subject to the conditions set forth in this Agreement;

        WHEREAS, Parent, as the sole stockholder of Merger Sub, has approved this Agreement and the Merger;

        WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

        WHEREAS, simultaneously with the execution and delivery of this Agreement Parent and certain employees of the Company are entering into employment agreements dated as of the date hereof and effective at the Effective Time; and

        WHEREAS, the parties desire to make certain covenants, representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

        NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

        1.1   The Merger. (a) Subject to the terms and conditions of this Agreement and in accordance with the Wisconsin Business Corporation Law (the “WBCL”) and the Delaware General Corporation Law (the “DGCL”), at the Effective Time, the Company shall be merged with and into Merger Sub, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the Surviving Corporation and shall succeed to and assume all the property, rights, privileges, powers and franchises of the Company.

        (b)     Parent may at any time change the method of effecting the combination, and the Company shall cooperate in such efforts, including by entering into an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders hereunder); provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of the capital stock of the Company as provided for in this Agreement, (ii) adversely affect the Tax treatment of the Company’s shareholders as a result of receiving the Merger Consideration or the Tax treatment of any party pursuant to this Agreement or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

        1.2   Effective Time. The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) that shall be filed with the Department of Financial Institutions of the State of Wisconsin and the certificate of merger (the “Certificate of Merger”) that shall be filed with the Secretary of State of Delaware on or before the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger and the Certificate of Merger. “Effective Date” shall mean the date on which the Effective Time occurs.

        1.3   Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 180.1106 of the WBCL and Section 259 of the DGCL.

        1.4   Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holder of any of the following securities:

        (a)    Parent Common Stock. Each share of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

        (b)    Conversion of Company Common Stock. Subject to Sections 1.4(e) and 1.4(f), each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.4(c), shall be converted (with respect to Section 1.4(b)(iii)(B), at the election of the holder thereof, in accordance with the procedures set forth in Section 2.1) into and become the right to receive:

        (i)     $6.80, without interest (together with any cash payable pursuant to Section 1.4(b)(iii), the “Cash Consideration”), and

        (ii)     the First Set Exchange Ratio, and

        (iii)     (A) if the Parent Closing Price is less than or equal to $25.1852, then the Second Set Exchange Ratio, or (B) if the Parent Closing Price is greater than $25.1852, then the Cash/Stock Election Amount,

(any Parent Common Stock issuable pursuant to Section 1.4(b)(ii) and (iii), the “Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”). As a result of the Merger, at the Effective Time, each holder of a Certificate shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate immediately prior to the Effective Time, any cash in lieu of fractional shares payable pursuant to Section 1.4(e) and any dividends or other distributions payable pursuant to Section 2.3, all to be issued or paid, without interest, in consideration therefor upon the surrender of such Certificate in accordance with Section 2.2 (or, in the case of a lost, stolen or destroyed Certificate, Section 2.9).

“Cash/Stock Election Amount” shall mean (a) for each share of Company Common Stock with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked pursuant to Article II (a “Cash Election”), the right to receive $10.20; (b) for each share of Company Common Stock with respect to which an election to receive Parent Common Stock has been effectively made and not revoked or deemed revoked pursuant to Article II (a “Stock Election”), the right to receive the Floating Exchange Ratio; and (c) for each share of Company Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Article II (collectively, the “Non-Election Shares”), the right to receive the Floating Exchange Ratio.

“Exchange Ratio” shall mean 1.08.

“First Set Exchange Ratio” shall mean a number of fully paid and nonassessable shares of Parent Common Stock equal to the product of (a) the Exchange Ratio and (b) 0.625.

“Floating Exchange Ratio” shall mean a number of fully paid and nonassessable shares of Parent Common Stock equal to a quotient (rounded to the nearest one ten thousandth), the numerator of which is the product of the Second Set Exchange Ratio and 25.1852 and the denominator of which is the Parent Closing Price.

“Parent Closing Price” shall mean the average, rounded to the nearest one ten thousandth, of the closing sale prices of Parent Common Stock on the New York Stock Exchange (“NYSE”) as reported by The Wall Street Journal for the ten trading days immediately preceding the Effective Time.

“Second Set Exchange Ratio” shall mean a number of fully paid and nonassessable shares of Parent Common Stock equal to the product of (a) the Exchange Ratio and (b) 0.375.

        (c)    Cancellation of Shares. Each share of Company Common Stock owned by the Company and not held on behalf of third parties immediately prior to the Effective Time shall automatically be extinguished without any conversion, and no consideration shall be delivered in respect thereof.

        (d)    Equity Awards.

        (i)    Company Options. Each option to purchase Company Common Stock (a “Company Option”), whether vested or unvested, that is outstanding and unexercised under the Company’s Amended and Restated 2003 Stock Option Plan (the “Company Stock Plan” and, together with the RRPTA (defined below), the “Company Equity Plans”) immediately prior to the Effective Time shall, as of the Effective Time, become fully vested and be converted into the right to receive promptly after the Effective Time an amount in cash in U.S. dollars (without interest) equal to the product of (x) the total number of shares of Company Common Stock subject to such Company Option and (y) the excess, if any, of the Option Cash Out Amount over the exercise price per share of Company Common Stock subject to such Company Stock Option, with the aggregate amount of such payment rounded to the nearest cent, less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local Tax Law with respect to the making of such payment. For purposes of this Section 1.4(d)(i), “Option Cash Out Amount” shall mean an amount equal to the sum of (A) $6.80, (B) the product of (1) the First Set Exchange Ratio and (2) the Parent Closing Price and (C) (1) if the Parent Closing Price is less than or equal to $25.1852, the product of (x) the Second Set Exchange Ratio and (y) the Parent Closing Price or (2) if the Parent Closing Price is greater than $25.1852, $10.20.

        (ii)    Plan Shares. Immediately prior to the Effective Time, each Plan Share (as defined in the Company’s Amended and Restated 2003 Recognition and Retention Plan and Trust Agreement, the “RRPTA”) subject to a Plan Share Award (as defined in the RRPTA), shall be deemed vested and earned, shall be distributed in the form of Company Common Stock (on a one for one basis) and each such share of Company Common Stock shall be treated in the manner contemplated by Section 1.4(b); provided, however, that such shares shall be treated as Non-Election Shares. Immediately following the Effective Time, any rights and awards under the RRPTA shall be cancelled.At the Effective Time, any unallocated Plan Shares will be extinguished without any conversion, and no consideration shall be delivered in respect thereof.

        (iii)    Stock Units. Immediately prior to the Effective Time, each deferred stock unit awarded under an Employee Benefit Plan listed on Section 6.7 of the Company Disclosure Schedule shall be settled in the form of Company Common Stock (on a one for one basis) and each such share of Company Common Stock shall be treated in the manner contemplated by Section 1.4(b); provided, however, that such shares shall be treated as Non-Election Shares.

        (iv)     Prior to the Effective Time, the Company shall take all action reasonably necessary (including, if applicable amending the Company Equity Plans) with respect to the Company Options and Plan Shares to effectuate the provisions of this Section 1.4(d). No Person shall have any right under the Company Equity Plans or under any other plan, program, agreement or arrangement with respect to equity interests of the Company, or for the issuance or grant of any right of any kind, contingent or accrued, to receive benefits measured by the value of a number of shares of Company capital stock (including restricted stock units, performance stock awards, deferred stock units and dividend equivalents), at and after the Effective Time.

        (e)    Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all shares of Parent Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificate or Certificates, receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) the fractional share interest (after aggregating all shares of Parent Common Stock that would otherwise be received by such holder) which such holder would otherwise receive, multiplied by (ii) the closing price of one share of Parent Common Stock on the NYSE Composite Transactions Tape ending on the trading day one day prior to the Effective Time.

        (f)    Adjustments to Exchange Ratio. The Exchange Ratios shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock having a record date occurring on or after the date hereof and prior to the Effective Time.

        1.5   The Surviving Corporation.

        (a)    Articles of Incorporation. The certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof and as provided by applicable law.

        (b)    Bylaws. The bylaws of Merger Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the terms thereof and as provided by applicable law.

        (c)    Directors and Officers. From and after the Effective Time, (i) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

        1.6   Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

        2.1   Election Procedures; Deposit of Merger Consideration. If applicable, each holder of record of shares of Company Common Stock (“Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

        (a)     Each Holder may specify in a request made in accordance with the provisions of this Section 2.1 (herein called an “Election”) (i) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

        (b)     Parent shall prepare a form reasonably acceptable to the Company (the “Form of Election”) which shall be mailed to record holders of Company Common Stock so as to permit those holders to exercise their right to make an Election prior to the Election Deadline.

        (c)     Parent shall make the Form of Election initially available not less than twenty (20) Business Days prior to the anticipated Election Deadline and shall use all reasonable efforts to make available as promptly as possible a Form of Election to any shareholder of the Company who requests such Form of Election following the initial mailing of the Forms of Election and prior to the Election Deadline.

        (d)     Any Election shall have been made properly only if the person authorized to receive Elections and to act as exchange agent under this Agreement, which person shall be a bank or trust company selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”) entered into prior to the mailing of the Form of Election to Company shareholders, shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates to which such Form of Election relates or by an appropriate customary guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided, that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver shares of Company Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Parent, in its sole discretion and any shares of Company Common Stock held by such Holder shall be deemed Non-Election Shares. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date that Parent and the Company shall agree is as near as practicable to five (5) business days prior to the expected Closing Date.

        (e)     Any Company shareholder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. Subject to the terms of the Exchange Agent Agreement, if Parent shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Company Common Stock (neither Parent nor the Company nor the Exchange Agent being under any duty to notify any shareholder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

        (f)     Any Company shareholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from Parent or the Company that this Agreement has been terminated in accordance with Article VIII.

        (g)     Subject to the terms of the Exchange Agent Agreement, Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Company shareholder with the Election procedures set forth herein, (ii) the issuance and delivery of certificates representing the whole number of shares of Parent Common Stock into which shares of Company Common Stock are converted in the Merger and (iii) the method of payment of cash for shares of Company Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock.

        (h)     At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent (i) certificates or, at Parent’s option, evidence of shares in book entry form, representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Stock Consideration, and (ii) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 1.4(e) and any dividends or distributions payable pursuant to Section 2.3) (collectively, the “Exchange Fund”).

        2.2   Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”), which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 1.4 hereof and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor, who did not properly complete and submit an Election Form, (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Certificates shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of such Certificates) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement) (the “Letter of Transmittal”) and (ii) instructions for use in surrendering Certificates in exchange for the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with Section 1.4(e) upon surrender of such Certificates and any dividends or distributions payable pursuant to Section 2.3. Upon surrender of Certificates for cancellation to the Exchange Agent, together with a properly completed Form of Election or a properly completed Letter of Transmittal and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates shall be entitled to receive in exchange therefor the Merger Consideration (elected or deemed elected by it, subject to, and in accordance with Section 1.4) and any cash in lieu of fractional shares of Parent Common Stock which such holder is entitled to receive pursuant to Section 1.4(e) and any dividends or distributions payable pursuant to Section 2.3, and the Certificates so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 1.4(e) or Section 2.3) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 1.4(e) or Section 2.3. Until such time as a certificate or evidence of shares in book entry form, as the case may be, representing Parent Common Stock is issued to or at the direction of the holder of a surrendered Certificate, such Parent Common Stock shall be deemed not outstanding and shall not be entitled to vote on any matter. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a Person (as defined in Section 3.9) other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of Parent Common Stock to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

        2.3   Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.4(e) hereof, until such Certificate has been surrendered in accordance with this Article II. Subject to applicable laws, following surrender of any such Certificate in accordance with this Article II, there shall be paid to the recordholder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time (but before such surrender date) and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock issuable with respect to such Certificate.

        2.4   No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II and any cash paid pursuant to Section 1.4(e) or Section 2.3 shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates. After the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

        2.5   Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates one year after the Effective Time shall be delivered to Parent, upon demand, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 1.4(e) and any dividends or distributions pursuant to Section 2.3, in each case without interest thereon.

        2.6   No Liability. None of Parent, Merger Sub, the Company or the Exchange Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to five years after the Effective Time, or immediately prior to such earlier date on which any shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock or any dividends or distributions with respect to Parent Common Stock issuable in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable laws, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

        2.7   Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis, provided, that no such investment or loss thereon shall affect the amounts payable to former shareholders of the Company after the Effective Time pursuant to this Article II. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article II shall promptly be paid to Parent.

        2.8   Withholding Rights. Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of Company Common Stock, Company Options or Plan Shares, immediately prior to the Effective Time such amounts as Parent, the Surviving Corporation or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or foreign Tax law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

        2.9   Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock as may be required pursuant to Section 1.4(b), cash for fractional shares pursuant to Section 1.4(e) and any dividends or distributions payable pursuant to Section 2.3; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in form reasonably satisfactory to Parent, or a bond in such sum as Parent may reasonably direct as indemnity, against any claim that may be made against Parent or the Exchange Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as disclosed in (i) the Company SEC Reports filed prior to the date hereof (excluding any risk factor disclosure contained in such Company SEC Reports under the heading “Risk Factors,” “Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995,” “Forward-Looking Statements” or any similar sections and any disclosure of risks that are predictive or forward looking in nature) where it is reasonably apparent that such disclosure is relevant to one or more representations or warranties contained in Article III, or (ii) the disclosure schedule (the “Company Disclosure Schedule”) delivered by the Company to Parent prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of the Company’s covenants contained herein; provided, however, that disclosure in any section of such Company Disclosure Schedule shall apply only to the indicated section of this Agreement except to the extent that it is reasonably apparent that such disclosure is relevant to another section of this Agreement, and providedfurther that, notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect on the Company), the Company hereby represents and warrants to Parent and Merger Sub as follows:

        3.1   Corporate Organization.

        (a)     The Company is a corporation duly organized and validly existing under the laws of the State of Wisconsin. The Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company.

        (b)     True and complete copies of the Articles of Incorporation of the Company (the “Company Articles”) and the By-Laws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Parent.

        (c)     Each of the Company’s Subsidiaries (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified or licensed to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. As used in this Agreement, the word “Subsidiary” when used with respect to either party, means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the terms “Company Subsidiary” and “Parent Subsidiary” shall mean any direct or indirect Subsidiary of the Company or Parent, respectively.

        (d)     TierOne Bank (the “Thrift”) is and, there has not been any event or occurrence since January 1, 2004 that could reasonably be expected to result in a determination that the Thrift is not, “well capitalized” as a matter of U.S. federal banking law. The Thrift has at least a “satisfactory” rating under the U.S. Community Reinvestment Act.

        (e)     The deposit accounts of the Thrift are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

        (f)     The minute books of the Company and the Thrift were previously made available to Parent and contain true, complete and correct records of all meetings and other corporate actions held or taken since January 1, 2004 of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

        3.2   Capitalization. (a) The authorized capital stock of the Company consists of 60,000,000 shares of Company Common Stock, of which, as of April 30, 2007 (the “Company Capitalization Date”), 18,053,702 shares were issued and outstanding, which includes 301,420 shares of Company Common Stock held in trust to satisfy obligations related to the RRPTA and 100,653 shares of Company Common Stock held in trust in excess of such shares needed to satisfy obligations under the RRPTA, and 10,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”), of which, as of the Company Capitalization Date, no shares were issued and outstanding. As of the Company Capitalization Date, 4,521,373 shares of Company Common Stock were held in the Company’s treasury. As of the Company Capitalization Date, no shares of Company Common Stock or Company Preferred Stock were reserved for issuance except for 2,158,984 shares of Company Common Stock reserved for issuance upon the exercise of Company Options issued pursuant to the Company Stock Plan. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date hereof, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of the Company are issued or outstanding. As of the date hereof, except pursuant to this Agreement and as set forth in Section 3.2(a) of the Company Disclosure Schedule, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Company Common Stock, Company Preferred Stock, Voting Debt or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock, Company Preferred Stock, Voting Debt or other equity securities of the Company. As of the date hereof, other than share delivery and share withholding obligations under Company Equity Plans, there are no contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any equity security of the Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries or (ii) pursuant to which the Company or any of its Subsidiaries is or could be required to register shares of the Company capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”). Section 3.2(a) of the Company Disclosure Schedule sets forth a true and complete list of (x) all of the Company Options outstanding as of April 30, 2007, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company Option, (iii) the grant date of each such Company Option, (iv) the vesting schedule of each such Company Option and (v) the exercise price for each such Company Option, (y) each Plan Share (as defined in the RRPTA) subject to a Plan Share Award (as defined in the RRPTA), specifiying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of Plan Shares subject to each such Plan Share Award, (iii) the grant date of each such Plan Share Award and (iv) the vesting schedule of each such Plan Share Award and (z) each incentive award of any kind, contingent or accrued, to receive Company Common Stock or an amount measured in whole or in part by reference to the value of a number of shares of Company Common Stock granted under any Employee Benefit Plan (including performance shares, restricted stock units, phantom units, deferred stock units and dividend equivalents) other than Company Stock Options and Plan Shares (each, other than Company Stock Options and Plan Shares, “Company Stock-Based Awards”), specifiying, on a holder-by-holder basis, (i) the name of each holder, (ii) the type of Company Stock-Based Award, (iii) the number of shares of Company Common Stock to which the Company Stock-Based Award relates, (iv) the grant date of each such Company Stock-Based Award and (iv) the vesting schedule of each such Company Stock-Based Award. Other than the Company Options, Plan Shares and Company Stock-Based Awards, no other equity-based awards are outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the date hereof, the Company has not (A) issued or repurchased any shares of Company Common Stock, Company Preferred Stock, Voting Debt or other equity securities of the Company (including any options, restricted stock or other equity-based awards) other than the issuance of shares of Company Common Stock in connection with the exercise of stock options to purchase Company Common Stock granted under the Company Stock Plan that were outstanding on the Company Capitalization Date and disclosed above or (B) issued or awarded any options, restricted shares or any other equity-based awards.

        (b)     Section 3.2(b) of the Company Disclosure Schedule lists all Subsidiaries of the Company together with the jurisdiction of organization of each such Subsidiary and the type and number and owner of securities thereof. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and nonassessable, free of preemptive rights, with no personal liability attaching to the ownership thereof, and are owned directly or indirectly by the Company free and clear of all liens, pledges, charges, mortgages, encumbrances, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act, and the “blue sky” laws of the various States of the United States) (collectively, “Liens”). Neither the Company nor any of its Subsidiaries (i) has any equity investments in any Person other than investments in wholly owned Subsidiaries, (ii) has any investments in real estate or real estate development projects, other than assets classified as “other real estate owned,” or (iii) controls, directly or indirectly, any other Person, other than the Subsidiaries. No such Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

        3.3   Authority; No Violation. (a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of the Company. The Board of Directors of the Company has determined that this Agreement and the transactions contemplated hereby are in the best interests of the Company and its shareholders and has directed (subject to Section 6.11 hereof) that this Agreement and the transactions contemplated by this Agreement be submitted to the Company’s shareholders for approval at a duly held meeting of such shareholders and, except for the approval of this Agreement by the affirmative vote of a majority of the votes that holders of the outstanding shares of Company Common Stock are entitled to cast at such meeting (the “Company Shareholder Vote”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

        (b)     Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Articles or the Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction (as defined in Section 7.1(d)) applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for, in the case of clause (ii), such violations, conflicts or breaches as would not reasonably be expected to have a Material Adverse Effect on the Company.

        3.4   Consents and Approvals. Except for (i) the filing of any required applications or notices or requests for any waivers thereof with the Office of Thrift Supervision under the Home Owners’ Loan Act and with any other federal, foreign or state banking, insurance or other regulatory authorities and approval of such applications and notices or the receipt of such waivers (the “Applicable Regulatory Approvals”), (ii) any approvals required in connection with a change in control of the Thrift, (iii) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement and the Registration Statement, and declaration of effectiveness of the Registration Statement, (iv) the filing of the Articles of Merger with the Department of Financial Institutions of the State of Wisconsin pursuant to the WBCL and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the filing of any appropriate documents with NYSE, (v) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vi) any consents, authorizations, approvals, filings or exemptions required under consumer finance, mortgage banking and other similar laws and (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, no consents or approvals of, filings or registrations with, or waivers by any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by the Company of this Agreement and (B) the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, except where the failure to make such filings would not reasonably be expected to have a Material Adverse Effect on the Company.

        3.5   Reports; Regulatory Matters. (a) The Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2004 with (i) the Office of Thrift Supervision, (ii) the SEC, (iii) any state regulatory authority and (iv) any industry self-regulatory agency (collectively, “Regulatory Agencies”), and all other reports and statements required to be filed by them since January 1, 2004, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to make such filings would not reasonably be expected to have a Material Adverse Effect on the Company. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of the Company and its Subsidiaries, no Regulatory Agency or Governmental Entity has initiated or has pending any proceeding, enforcement action or, to the knowledge of the Company, investigation into the business, disclosures or operations of the Company or any of its Subsidiaries since January 1, 2004. Since January 1, 2004, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of the Company, investigation into the business, disclosures or operations of the Company or any of its Subsidiaries. There (i) is no unresolved violation, criticism, comment or exception by any Regulatory Agency or Governmental Entity with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2004.

        (b)     The Company has previously made available to Parent an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company since January 1, 2004 pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the date of this Agreement (the “Company SEC Reports”) and (ii) communication mailed by the Company to its shareholders since January 1, 2004 and prior to the date of this Agreement. No such Company SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of their respective dates, all Company SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

        3.6   Financial Statements.

        (a)     The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. KPMG LLP has not resigned or been dismissed as the registered independent public accounting firm of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

        (b)     Neither the Company nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2006 or in connection with this Agreement and the transactions contemplated hereby.

        (c)     The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 3.6(c). The Company (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. These disclosures were made in writing by management to the Company’s auditors and audit committee and a copy has previously been made available to Parent. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

        3.7   Broker’s Fees. Neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Sandler O’Neill &Partners, L.P.; and a true and complete copy of the agreement with respect to such engagement has been delivered to Parent.

        3.8   Absence of Certain Changes or Events. Since December 31, 2006, the Company and its Subsidiaries have conducted their respective businesses, in all material respects, only in the ordinary course of business consistent with past practice and there has not been:

        (a)     any event or events that have had or are reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, the Company or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (A) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to similarly situated depository institutions or their holding companies generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to similarly situated depository institutions or their holding companies generally, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global or national political conditions (including the outbreak or escalation of war or acts of terrorism) or in general national or global economic or market conditions or interest rates affecting similarly situated depository institutions or their holding companies generally except to the extent that such changes have a disproportionate adverse effect on such party, (D) public disclosure of this Agreement or the transactions contemplated hereby), (E) actions or omissions of a party to this Agreement taken with the prior written consent of the other parties to this Agreement or to the extent required by the express terms of this Agreement or (F) fees and expenses of professional advisors (other than any broker or finder or other Person that would be the subject of Sections 3.7 or 4.7) incurred in connection with the negotiation and performance of this Agreement and the consummation of the transactions contemplated hereby), or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement;

        (b)     any issuance or awards of Company Options, Plan Shares, restricted shares or other equity-based awards in respect of Company Common Stock to any current or former director, officer or employee of the Company or any of its Subsidiaries, other than grants made in the ordinary course of business consistent with Past Practice under the Company Stock Plan (e.g., annual grants and new-hire grants), and other than as publicly disclosed;

        (c)     any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company’s capital stock, other than regular quarterly cash dividends not in excess of $0.07 per share on Company Common Stock;

        (d)     (i) any granting by the Company or any of its Subsidiaries to any current or former director, officer or employee of any increase in compensation, bonus or other benefits, except for (x) normal annual increases in base salary to employees that were made in the ordinary course of business consistent with past practice; provided, however, that the exception set forth in this clause (x) shall not apply to the chief executive officer, chief operating officer or chief financial officer of the Company, any director of the Company or any other individual party to a change of control agreement with the Company or one of its Subsidiaries, (y) as required from time to time by governmental legislation affecting wages and (z) as required by the terms of plans or arrangements existing prior to such date and described in Section 3.11(a) of the Company Disclosure Schedule, (ii) any granting by the Company or any of its Subsidiaries to any current or former director, officer or employee of any increase in severance or termination pay (other than increases in salary permitted by this Agreement), or (iii) any entry by the Company or any of its Subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, officer or employee;

        (e)     any (i) change in any material respect in accounting methods, principles or practices of the Company or any of its Subsidiaries affecting its assets, liabilities or business, other than changes required by applicable law or GAAP, or (ii) Tax election or change in or revocation of any Tax election, amendment to any Tax Return, closing agreement with respect to Taxes, or settlement or compromise of any Tax liability by the Company or its Subsidiaries;

        (f)     any material change in its investment or risk management or other similar policies; or

        (g)     any agreement or commitment (contingent or otherwise) to do any of the foregoing.

        3.9   Legal Proceedings. (a)  No action, demand, charge, requirement or investigation by any Governmental Entity and no litigation, action, suit, proceeding, investigation or arbitration by any individual, partnership, corporation, trust, joint venture, organization or other entity (collectively, “Person”) or Governmental Entity that is material to the Company and its Subsidiaries, taken as a whole, in each case with respect to the Company or any of its Subsidiaries or any of their respective properties or permits, licenses or authorizations, is pending or, to the knowledge of the Company, threatened.

        (b)     There is no material Injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated depository institutions or their Subsidiaries) imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries.

        3.10   Taxes and Tax Returns. (a) Each of the Company and its Subsidiaries has duly and timely filed, or will duly and timely file (taking into account all applicable extensions), all material Tax Returns required to be filed by it on or prior to the Effective Date (and all such Tax Returns are, or will be at the time of filing, accurate and complete in all material respects), has timely paid or withheld, or will timely pay and withhold, all Taxes shown thereon as arising and has duly and timely paid or withheld, or will duly and timely pay or withhold, all material Taxes that are due and payable or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are being contested in good faith, have not been finally determined, and have been adequately reserved against in accordance with GAAP on the Company’s most recent consolidated financial statements. Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. Neither the Company nor any of its Subsidiaries has executed a closing agreement or similar agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign income Tax law. The federal income Tax Returns of the Company and its Subsidiaries have been examined by the Internal Revenue Service (the “IRS”) for all years to and including 2002. There are no material disputes, audits, examinations or proceedings pending, or claims asserted, for Taxes or assessments upon the Company or any of its Subsidiaries. No deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries that have not been finally resolved and paid in full. There are no Liens for Taxes (other than statutory Liens for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith, have not been finally determined, and have been adequately reserved against in accordance with GAAP on the Company’s most recent consolidated financial statements) upon any of the assets of the Company or any of its Subsidiaries. No claim has been made in writing by any Governmental Entity in a jurisdiction in which the Company or any of its Subsidiaries does not file a Tax Return that the Company or any of its Subsidiaries is or may be subject to taxation by such jurisdiction. Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated, consolidated, combined, or unitary group for Tax purposes (other than a group the common parent of which was the Company) or (B) could have any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law). The aggregate balance of the reserve for bad debts described in Section 593(g)(2)(A)(ii) of the Code and any similar provision of state or local laws and regulations of the Company and its subsidiaries as of December 31, 2006 is $7.7 million. Neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)”within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Neither the Company nor any of its Subsidiaries is or has been a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code or Treasury Regulations Section 1.6011-4(b), or is or has been a “material advisor” as defined in Section 6111(b) of the Code. The Company is not (and has at no time during the immediately preceding five (5) years been) a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

        (b)     As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

        (c)     As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to a Governmental Entity.

        3.11    Employee Benefits. For purposes hereof, the following terms shall have the following meaning:

        “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations.

        “Employee Benefit Plan” means any employee benefit plan, program, policy, practice, agreement or other arrangement providing benefits to any current or former employee, independent contractor, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by or participated in by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, insurance, stock purchase, stock option, equity award, severance, employment, change of control or material fringe benefit plan, program or agreement and any related trusts or other funding vehicles.

        “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

        “Employment Agreement” means a contract, an open offer letter that has not been superseded by a contract or agreement, or an agreement of the Company or any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee, director or consultant pursuant to which the Company or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

        “ERISA”means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

        “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

        “Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

        (a)     Section 3.11(a) of the Company Disclosure Schedule includes a complete list of all Employee Benefit Plans and all Employment Agreements.

        (b)     With respect to each Employee Benefit Plan, the Company has delivered or made available to Parent a true, correct and complete copy of: (i) each writing constituting a part of such Employee Benefit Plan, including without limitation all plan documents, trust agreements, and insurance contracts and other funding vehicles; (ii) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any; (iii) the current summary plan description and any material modifications thereto, if any; (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; (vi) the most recent determination letter from the Internal Revenue Service, if any and (vii) all material correspondence with the IRS, the Pension Benefit Guaranty Corporation (the “PBGC”) or the Department of Labor since January 1, 2005. The Company has delivered or made available to Parent a true, complete and correct copy of each Employment Agreement. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no amendments to any Employee Benefit Plan or Employment Agreement that have been adopted or approved nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Employee Benefit Plan or Employment Agreement, provided that the Company and its Subsidiaries may amend Employee Benefit Plans or Employment Agreements to the extent permitted by Section 5.2(j) hereof.

        (c)     Section 3.11(c) to the Company Disclosure Schedule identifies each Employee Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plans”). The Internal Revenue Service has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked, and there are no circumstances and no events have occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust. Section 3.11(c) to the Company Disclosure Schedule identifies each Employee Benefit Plan that is intended to meet the requirements of Code Section 501(c)(9), and each such plan meets such requirements and provides no disqualified benefits (as such term is defined in Code Section 4976(b)).

        (d)     All contributions required to be made to any Employee Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Employee Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements. Each Employee Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is either (i) funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) unfunded.

        (e)     With respect to each Employee Benefit Plan, the Company and its Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such Employee Benefit Plans and each Employee Benefit Plan has been administered in all material respects in accordance with its terms. There is not now, nor do any circumstances exist that could give rise to, any requirement for the posting of security with respect to an Employee Benefit Plan or the imposition of any lien on the assets of the Company or any of its Subsidiaries under ERISA or the Code.

        (f)     Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated in material compliance with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of (i) Section 409A of the Code, (ii) (A) the proposed regulations issued thereunder or (B) Internal Revenue Service Notice 2005-1 and (iii) to the extent applicable, the final regulations issued thereunder (clauses (i), (ii) and (iii), together, the “409A Authorities”). No Employee Benefit Plan that would be a nonqualified deferred compensation plan subject to Section 409A of the Code but for the effective date provisions that are applicable to Section 409A of the Code, as set forth in Section 885(d) of the American Jobs Creation Act of 2004, as amended (the “AJCA”), has been “materially modified” within the meaning of Section 885(d)(2)(B) of the AJCA after October 3, 2004, based upon a good faith reasonable interpretation of the AJCA and the 409A Authorities, other than amendments to comply with Section 409A of the Code. All Company Options were granted at an exercise price at least equal to the fair market value (within the meaning of Section 409A of the Code) of a Common Share on the date of grant and no Company Option has been extended, amended or repriced since the date of grant.

        (g)     With respect to each Employee Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) the fair market value of the assets of such Employee Benefit Plan equals or exceeds the actuarial present value of all accrued benefits under such Employee Benefit Plan (whether or not vested) on a termination basis; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (iv) all premiums to the PBGC have been timely paid in full; (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries; and (vi) the PBGC has not instituted proceedings to terminate any such Employee Benefit Plan and, to the Company’s knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Plan.

        (h)     (i) No Employee Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of the Company and its Subsidiaries nor any ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full.

        (i)     There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of the Company or any of its Subsidiaries following the Closing. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries, nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

        (j)     Section 3.11(j) to the Company Disclosure Schedule sets forth (i) an accurate and complete description of each provision of any Employee Benefit Plan or Employment Agreement under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code)) or benefit to any employee, officer, consultant or director of the Company or any of its Subsidiaries, or result in the forgiveness of indebtedness, or could limit the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Employee Benefit Plan, Employment Agreement or trust, and (ii) a good faith estimate of the “parachute payments” within the meaning of Section 280G of the Code that could become payable by the Company and its Subsidiaries in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) and the “base amount” for any person with respect to whom such “parachute payments” could become payable (in each case within the meaning of Section 280G of the Code). No Employee Benefit Plan or Employment Agreement provides for a tax gross-up with respect to the excise tax imposed under Section 4999 of the Code or the tax or penalties imposed under Section 409A of the Code.

        (k)     None of the Company and its Subsidiaries nor any other person, including any fiduciary, (i) has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) or (ii) otherwise breached any fiduciary obligations imposed under Title I of ERISA with respect to any Employee Benefit Plan.

        (l)     There are no pending or threatened claims (other than routine claims for benefits in the ordinary course), lawsuits, arbitrations, investigations or administrative proceedings which have been asserted or instituted, and to the Company’s knowledge, no set of circumstances exists which may reasonably give rise to a claim, lawsuit, investigation or administrative proceeding against the Employee Benefit Plans, any fiduciaries thereof with respect to their duties to the Employee Benefit Plans or the assets of any of the trusts under any of the Employee Benefit Plans which could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries to the PBGC, the Department of Treasury, the Department of Labor, any Multiemployer Plan, any Employee Benefit Plan or any participant in an Employee Benefit Plan.

        (m)     Each individual who renders services to the Company or any of its Subsidiaries who is classified by the Company or such Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Employee Benefit Plans) is properly so characterized.

        (n)     Neither the Company nor any of its Subsidiaries has any liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to the Company or any of its Subsidiaries.

        (o)     The Company’s Employee Stock Ownership Plan (the “ESOP”) is an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code. Section 3.11(o) of the Company Disclosure Schedule identifies (i) each loan under which the ESOP is a borrower (each, an “ESOP Loan”), (ii) the lender and guarantor (if any) of each ESOP Loan, and (iii) the securities of the Company that were acquired with such ESOP Loan (the “Employer Securities”). Each ESOP Loan meets the requirements of Section 4975(d)(3) of the Code. The Employer Securities are in each case pledged as collateral for the ESOP Loan with which they were acquired, except to the extent they have been released from such pledge and allocated to the accounts of participants in the ESOP in accordance with the requirements of Treasury Regulations Sections 54.4975-7 and 54.4975-11.

        (p)     There are no pending or, to the Company’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or its Subsidiaries and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company or any of its Subsidiaries.

        3.12   Compliance with Applicable Law. (a)  The Company and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to, and have complied with and are not in violation in any material respect under, any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries (including without limitation the USA PATRIOT Act, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and any other federal or state fair lending, consumer credit or consumer privacy law), except where the failure to hold such license, franchise, permit or authorization or such noncompliance or violation would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on the Company, and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violations of any of the above which, individually or in the aggregate, would have or would reasonably be expected to have a Material Adverse Effect on the Company.

        (b)     Except as is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each Company Subsidiary have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of the Company, any Company Subsidiary, or any director, officer or employee of the Company or of any Company Subsidiary, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, and, except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

        (c)     Since the enactment of the Sarbanes-Oxley Act, the Company has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the National Association of Securities Dealers (the “NASD”) applicable to companies with securities listed for trading on the Nasdaq Global Select Market or the Nasdaq National Market, as applicable. Section 3.12(c) of the Company Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of the Company who have outstanding loans from the Company or its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

        3.13   Certain Contracts. (a)  Neither the Company nor any of its Subsidiaries is a party to or bound by (i) any agreement relating to Indebtedness (as defined below) of the Company or any of its Subsidiaries in an amount in excess of $500,000, (ii) any agreement that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company SEC Reports filed prior to the date hereof, (iii) that contains (A) any non-competition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect the ability of the Company or its Subsidiaries or their businesses or, following consummation of the Merger, Parent or its Subsidiaries, to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company or its Subsidiaries or, following consummation of the transactions contemplated by this Agreement, Parent or its Subsidiaries, is or would be conducted or (B) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries or, following consummation of the Merger, Parent or its Subsidiaries, to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, (iv) any material joint venture, alliance or partnership agreement, (v) any contract or agreement providing for any payments that are conditioned, in whole or in part, on a change of control of the Company or any of its Subsidiaries, (vi) any agreement or understanding with a labor union or guild (including any collective bargaining agreement), (vii) any agreement regarding any agent bank or other similar relationships with respect to lines of business that are material to the Company and its Subsidiaries taken as a whole, (viii) any agreement that contains a “most favored nation” clause, (ix) any agreement material to the Company and its Subsidiaries, taken as a whole, pertaining to the use of or granting any right to use or practice any rights under any Intellectual Property, whether the Company is the licensee or licensor thereunder other than agreements related to “off-the-shelf”software, and (x) any contract or agreement material to the Company and its Subsidiaries, taken as a whole, providing for the outsourcing or provision of servicing of customers, technology or product offerings of the Company or its Subsidiaries (the agreements, contracts and obligations of the type described in clauses (i) through (x) being referred to herein as “Company Material Contracts”).

        (b)     Each Company Material Contract is valid and binding on the Company (or, to the extent a Subsidiary of the Company is a party, such Subsidiary) and, to the knowledge of the Company, any other party thereto, and is in full force and effect. Neither the Company nor any of its Subsidiaries is in material breach or default under any Company Material Contract. Neither the Company nor any Subsidiary of the Company knows of, or has received notice of, any material violation or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Company Material Contract by any other party thereto. Prior to the date hereof, the Company has made available to Parent true and complete copies of all Company Material Contracts. For purposes of this Section 3.13 and elsewhere through this Agreement, “Indebtedness” of a Person shall mean (i) all obligations of such Person for or in respect of borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes and similar instruments, (iii) all leases of such Person capitalized pursuant to GAAP, (iv) all obligations of such person under sale-and-lease back transactions, agreements to repurchase securities sold and other similar financing transactions, and (v) any guarantee, assumption, or endorsement by such Person of the foregoing obligations of any other Person, whether direct or indirect, joint or several.

        3.14   Agreements with Regulatory Agencies. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2004, a recipient of any supervisory letter from, or since January 1, 2004, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated depository institutions or their holding companies or their Subsidiaries (each item in this sentence, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised since January 1, 2004 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement.

        3.15   Risk Management Instruments. (a) “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions; provided that, for the avoidance of doubt, the term “Derivative Transactions” shall not include any Company Stock Option.

        (b)     Except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) all Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Agency and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions, (ii) all of such Derivative Transactions are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect and (iii) the Company and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, (iv) to the Company’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

        3.16   Environmental Matters. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in, any liability or obligation of the Company or any of its Subsidiaries arising under common law or under any local, state or federal environmental statute, regulation or ordinance including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries, which liability or obligation is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any liability or obligation on the part of the Company or any of its Subsidiaries that would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

        3.17   Property.

        (a)     Section 3.17(a) of the Company Disclosure Schedule sets forth a true and complete list of all real property owned by the Company or its Subsidiaries, identifying the owner and address of each such property (“Owned Properties”). Each of the Company and its Subsidiaries has good, valid and marketable title, free and clear of all Liens, to all Owned Properties, except for Liens that do not detract in any material respect from the present use or value of such real property, and is in exclusive possession thereof.

        (b)     A true and complete copy of each agreement pursuant to which the Company or any of its Subsidiaries leases any real property (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Leases”) has heretofore been made available to Parent. Each Lease is valid, binding and enforceable against the Company or its applicable Subsidiary in accordance with its terms and is in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies) except as would not reasonably be expected to have a Material Adverse Effect on the Company. There are no material defaults by the Company or any of its Subsidiaries, as applicable, under any of the Leases and the Company or one of its Subsidiaries is in possession of the properties purported to be leased thereunder. The consummation of the transactions contemplated by this Agreement will not cause defaults under the Leases or require any consent of the applicable lessor.

        (c)     The Owned Properties and the properties leased pursuant to the Leases (the “Leased Properties” and together with the Owned Properties, the “Real Property”) constitute all of the real estate on which the Company and its Subsidiaries maintain their facilities or conduct their business as of the date of this Agreement. There are no condemnation proceedings or eminent domain proceedings or sales or other disposition in lieu of condemnation of any kind pending or, to the knowledge of the Company, threatened with respect to any Real Property. The Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Real Property are in good operating condition and in a state of good working order, ordinary wear and tear excepted. The Company and its Subsidiaries are in compliance with all applicable health and safety related requirements for the Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

        3.18   Investment Securities. (a) Each of the Company and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities are valued on the books of the Company in accordance with GAAP in all material respects.

        (b)    The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses.

        3.19   State Takeover Laws. No “takeover,” “moratorium,” “control share,” “fair price,” “interested shareholder,” or other similar law (any such laws, “Takeover Statutes”) (including the provisions of Sections 180.1130 to 180.1134 and Sections 180.1140 to 180.1144 of the WBCL, inclusive) or any similar provision under the Company Articles and the Company Bylaws (including Articles Four and Five of the Company Articles) applies with respect to this Agreement, the Merger or any other transaction contemplated hereby.

        3.20   Reorganization; Approvals. As of the date of this Agreement, the Company (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis without any Materially Burdensome Regulatory Condition.

        3.21   Opinions. Prior to the execution of this Agreement, the Company has received an opinion from Sandler O’Neill & Partners, L.P. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the shareholders of the Company from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

        3.22   Insurance. The Company and its Subsidiaries have all primary, excess and umbrella policies of general liability, fire, workers’ compensation, products liability, completed operations, employers, liability, health, bonds and other forms of insurance providing insurance coverage that is customary in amount and scope for other companies in the industry in which they operate. Each of such policies and other forms of insurance is in full force and effect on the date hereof and shall (or comparable replacements or substitutions therefor) be kept in full force and effect by the Company through the Effective Time. All such policies, considered collectively with other such policies providing the same type of coverage, are sufficient for compliance with all requirements of law and of all requirements under contracts or leases to which the Company is a party in all material respects. All premiums currently payable or previously due and payable with respect to all periods up to and including the Effective Time have been paid to the extent such premiums are due and payable on or prior to the date hereof and, with respect to premiums not due or payable at or prior to the date hereof, all premiums due and payable prior to the Effective Time, will have been paid prior to the Effective Time and no notice of cancellation or termination has been received with respect to any such policy material to the Company and its Subsidiaries, taken as a whole.

        3.23   Intellectual Property. The Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted. The use of any Intellectual Property by the Company and its Subsidiaries does not, to the knowledge of the Company, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which the Company or any Subsidiary acquired the right to use any Intellectual Property. No person is challenging, infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by the Company and its Subsidiaries and no Intellectual Property owned and/or licensed by the Company or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

        3.24   Loan Portfolio.

        (a)     As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), other than any Loan the unpaid principal balance of which does not exceed $10,000, under the terms of which the obligor was, as of December 31, 2006, over 90 days delinquent in payment of principal or interest or in material default of any other provision, or (ii) Loan in excess of $10,000 with any director, executive officer or five percent or greater shareholder of the Company or any of its Subsidiaries, or to the knowledge of the Company, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 3.24(a) of the Company Disclosure Schedule sets forth (x) all of the Loans in original principal amount in excess of $10,000 of the Company or any of its Subsidiaries that as of December 31, 2006 were classified by the Company or any regulatory examiner as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued interest that is unpaid on each such Loan as of December 31, 2006 and the identity of the borrower thereunder, (y) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of the Company and its Subsidiaries that as of December 31, 2006 were categorized as such, together with the aggregate principal amount of and accrued interest that is unpaid on such Loans by category as of December 31, 2006, and (z) each asset of the Company that as of December 31, 2006 was classified as “Other Real Estate Owned” and the book value thereof.

        (b)     Each Loan of the Company or any of its Subsidiaries in original principal amount in excess of $10,000 (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

        (c)     Each outstanding Loan (including Loans held for resale to investors) has been solicited and originated and is administered and serviced (to the extent administered and serviced by the Company or any of its Subsidiaries), and the relevant Loan files are being maintained in accordance with the relevant loan documents, the Company’s underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of federal, state and local laws, regulations and rules.

        (d)     None of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

        (e)     Each of the Company and its Subsidiaries, as applicable, is approved by and is in good standing: (i) as a supervised mortgagee by the Department of Housing and Urban Development (“HUD”) to originate and service Title I FHA mortgage loans; (ii) as a GNMA I and II Issuer by the Government National Mortgage Association (“Ginnie Mae”); (iii) by the Department of Veteran’s Affairs (“VA”) to originate and service VA loans; and (iv) as a seller/servicer by the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) to originate and service conventional residential mortgage Loans (each such entity being referred to herein as an “Agency” and, collectively, the “Agencies”).

        (f)     None of the Company or any of its Subsidiaries is now nor has it ever been since December 31, 2004 subject to any fine, suspension, settlement or other agreement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from any Agency or any federal or state agency relating to the origination, sale or servicing of mortgage or consumer Loans. Neither the Company nor any of its Subsidiaries has received any notice, nor does it have any reason to believe, that any Agency proposes to limit or terminate the underwriting authority of the Company or any of its Subsidiaries or to increase the guarantee fees payable to any such Agency.

        (g)     Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations, including the Truth-In-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Real Estate Settlement Procedures Act and Regulation X, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act and all Agency and other investor and mortgage insurance company requirements relating to the origination, sale and servicing of mortgage and consumer Loans.

        (h)     To the knowledge of the Company, each Loan included in a pool of Loans originated, acquired or serviced by the Company or any of its Subsidiaries (a “Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. All such Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired. To the knowledge of the Company, no Pools have been improperly certified, and no Loan has been bought out of a Pool without all required approvals of the applicable investors.

        3.25   Company Information. The information relating to the Company and its Subsidiaries that is provided by the Company or its representatives for inclusion in the Proxy Statement and the Registration Statement or any other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to the Company and other portions within the reasonable control of the Company (but excluding any information with respect to Parent and its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Except as disclosed in (i) the Parent SEC Reports filed prior to the date hereof (excluding any risk factor disclosure contained in such Company SEC Reports under the heading “Risk Factors,” “Forward-Looking Statements” or any similar sections and any disclosure of risks that are predictive or forward looking in nature) where it is reasonably apparent that such disclosure is relevant to one or more representations or warranties contained in Article IV, or (ii) the disclosure schedule (the “Parent Disclosure Schedule”) delivered by Parent and Merger Sub to the Company prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Parent’s covenants contained herein; provided, however, that disclosure in any section of such Parent Disclosure Schedule shall apply only to the indicated section of this Agreement except to the extent that it is reasonably apparent that such disclosure is relevant to another section of this Agreement, and providedfurther that, notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect on Parent), Parent and Merger Sub hereby represent and warrant to the Company as follows:

        4.1   Corporate Organization. (a)  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

        (b)     True and complete copies of the Second Amended and Restated Certificate of Incorporation of Parent (the “Parent Certificate”) and Amended and Restated Bylaws, as amended, of Parent (the “Parent Bylaws”), as in effect as of the date of this Agreement, have previously been made available to the Company.

        (c)     Each Parent Subsidiary (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether Federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect on Parent and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted.

        4.2   Capitalization. (a)  The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock, of which, as of April 30, 2007 (the “Parent Capitalization Date”), 189,310,849 shares were issued and outstanding, and 50,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”), of which, as of the date hereof, no shares were issued and outstanding. As of the Parent Capitalization Date, no more than 1,300,000 shares of Parent Common Stock were held in Parent’s treasury. As of the Parent Capitalization Date, no shares of Parent Common Stock or Parent Preferred Stock were reserved for issuance, except for 9,281,421 shares reserved for issuance upon exercise of options issued pursuant to employee and director stock plans of Parent. As of the Parent Capitalization Date, there are outstanding restricted stock units with respect to 33,376 shares of Parent Common Stock. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date hereof, except pursuant to this Agreement and the Parent stock plans, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

        (b)     All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the SEC) of Parent are owned by Parent, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. §§ 55) and free of preemptive rights. No such significant subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such subsidiary.

        (c)     Neither Parent nor any Parent Subsidiary owns any shares of Company Common Stock.

        4.3   Authority; No Violation. (a)  Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent and Merger Sub and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub. Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

        (b)     Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby, nor compliance by Parent and Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Certificate or the Parent Bylaws, (ii) violate any provision of the certificate of incorporation or bylaws of Merger Sub or (iii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (ii)(B) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

        4.4   Consents and Approvals. Except for (i) the Applicable Regulatory Approvals, (ii) any approvals required in connection with a change in control of the Thrift, (iii) the filing with the SEC and declaration of effectiveness of the Registration Statement, (iv) the filing of the Articles of Merger with the Department of Financial Institutions of the State of Wisconsin pursuant to the WBCL and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (v) the filing of any appropriate documents with NYSE, (vi) any notices or filings under the HSR Act, (vii) any consents, authorizations, approvals, filings or exemptions required under consumer finance, mortgage banking and other similar laws, and (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, no consents or approvals of, filings or registrations with or waivers by any Governmental Entity are necessary in connection with (A) the execution and delivery by Parent and Merger Sub of this Agreement and (B) the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement.

        4.5   Reports. Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2004 with the Regulatory Agencies, and all other reports and statements required to be filed by them since January 1, 2004, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Parent and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2004. There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent since January 1, 2004.

        4.6   Financial Statements.

        (a)     The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Ernst & Young LLP has not resigned or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

        (b)     Neither Parent nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Annual Report on Form 10-K for the year ended December 31, 2006 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2006 or in connection with this Agreement and the transactions contemplated hereby.

        (c)     The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.6(c). Parent (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. These disclosures were made in writing by management to Parent’s auditors and audit committee and a copy has previously been made available to the Company. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

        4.7   Broker’s Fees. Neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokers fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Citigroup Global Markets Inc., all of the fees and expenses of which shall be the sole responsibility of Parent.

        4.8   Absence of Certain Changes or Events. Since December 31, 2006, (a) there has not been any Material Adverse Effect with respect to Parent, and (b) Parent and the Parent Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

        4.9   Legal Proceedings. (a)  No action, demand, charge, requirement or investigation by any Governmental Entity and no litigation, action, suit, proceeding, investigation or arbitration by any Person or Governmental Entity that is material to Parent and its Subsidiaries, taken as a whole, in each case with respect to Parent or any of its Subsidiaries or any of their respective properties or permits, licenses or authorizations, is pending or, to the knowledge of Parent, threatened.

        (b)     There is no material Injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated financial companies or their Subsidiaries) imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries.

        4.10   Taxes and Tax Returns. Each of Parent and its Subsidiaries has duly and timely filed, or will duly and timely file (in either case taking into account all applicable extensions), all Tax Returns required to be filed by it on or prior to the Effective Date (and all such Tax Returns are, or will be at the time of filing, accurate and complete in all material respects), has timely paid or withheld, or will timely pay or withhold, all Taxes shown thereon as arising and has duly and timely paid or withheld, or will duly and timely pay and withhold, all material Taxes that are due and payable or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on Parent’s most recent consolidated financial statements. There are no material disputes, audits, examinations or proceedings pending, or ongoing, or claims asserted, for Taxes or assessments upon Parent or any of its Subsidiaries for which Parent does not have reserves that are adequate under GAAP, except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

        4.11   SEC Reports. Parent has previously made available to the Company an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 2004 by Parent with the SEC pursuant to the Securities Act or the Exchange Act (the “Parent SEC Reports”) and prior to the date of this Agreement and (ii) communication mailed by Parent to its stockholders since January 1, 2004 and prior to the date of this Agreement, and no such Parent Report or communication, as of the date of such Parent Report or communication, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2004, as of their respective dates, all Parent SEC Reports filed under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

        4.12   Compliance with Applicable Law. (a)  Parent and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to, and have complied with and are not in violation in any material respect under, any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries (including without limitation the USA PATRIOT Act, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and any other federal or state fair lending, consumer credit or consumer privacy law), except where the failure to hold such license, franchise, permit or authorization or such noncompliance or violation would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Parent, and neither Parent nor any of its Subsidiaries knows of, or has received notice of, any violations of any of the above which, individually or in the aggregate, would have or would reasonably be expected to have a Material Adverse Effect on Parent.

        (b)     Except as is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, Parent and each Parent Subsidiary have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Parent, any Parent Subsidiary, or any director, officer or employee of Parent or of any Parent Subsidiary, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, and, except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

        (c)     Since the enactment of the Sarbanes-Oxley Act, Parent has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

        (d)     All the activities engaged in by Parent and its Subsidiaries are permissible activities pursuant to provisions of 12 U.S.C. §§ 1467a(c)(2) and 1467a(c)(9) and 12 C.F.R. Part 584 promulgated pursuant thereto.

        4.13   Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2004, a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2004, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated finance companies or their Subsidiaries (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised since January 1, 2004, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

        4.14   Interest Rate Risk Management Instruments. Except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, (i) all Derivative Transactions, whether entered into for the account of Parent or for the account of a customer of Parent or one of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Parent or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect, (ii) Parent and each of its Subsidiaries have duly performed their obligations thereunder to the extent that such obligations to perform have accrued, and (iii) to Parent’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

        4.15   Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in the imposition, on Parent of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against Parent, which liability or obligation is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent. To the knowledge of Parent, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

        4.16   Reorganization; Approvals. As of the date of this Agreement, Parent (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis without any Materially Burdensome Regulatory Condition.

        4.17   Parent Information. The information relating to Parent and its Subsidiaries that is provided by Parent for inclusion in the Proxy Statement and the Registration Statement, or the information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Registration Statement will comply with the provisions of the Securities Act and the rules and regulations thereunder in all material respects.

        4.18   Employee Benefits.

        (a)     For purposes hereof, “Parent Employee Benefit Plan” means any employee benefit plan, program, policy, practice, agreement or other arrangement providing benefits to any current or former employee, independent contractor, officer or director of Parent or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by or participated in by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, insurance, stock purchase, stock option, equity award, severance, employment, change of control or material fringe benefit plan, program or agreement and any related trusts or other funding vehicles.

        (b)     Except as would not reasonably be expected to have a Material Adverse Effect on Parent, (i) each of the Parent Employee Benefit Plans has been operated and administered in all material respects with applicable laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (ii) each of the Parent Employee Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified, and there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan; (iii) no Parent Employee Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (iv) no liability under Title IV of ERISA has been incurred by Parent, its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to Parent, its Subsidiaries or any ERISA Affiliate of incurring a liability thereunder; (v) no Parent Employee Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (vi) all contributions or other amounts payable by Parent or its Subsidiaries as of the Effective Time pursuant to each Parent Employee Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP; (vii) neither Parent nor its Subsidiaries has engaged in a transaction in connection with which Parent or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; and (viii) there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Parent Employee Benefit Plans or any trusts related thereto plan.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

        5.1   Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Parent, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course in all material respects, (i) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

        5.2   Company Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the Company Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which shall not be unreasonably withheld):

        (a)     (i) other than dividends and distributions by a direct or indirect Subsidiary of the Company to the Company or to any direct or indirect wholly owned Subsidiary of the Company and other than regular quarterly cash dividends on Company Common Stock not to exceed $.07 per share with record dates and payment dates consistent with the prior year, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of Company Options that are disclosed in Section 3.2 as outstanding on the date hereof and in accordance with their present terms, or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other securities of the Company or any of its Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities (other than any share acquisition or withholding upon the exercise of Company Options or the vesting of Plan Shares that are disclosed in Section 3.2 as outstanding on the date hereof and in accordance with their present terms);

        (b)     issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities, including any restricted shares of Company Common Stock, or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, including any Company Options and Company Stock-Based Awards (other than the issuance of Company Common Stock upon the exercise of Company Options that are disclosed in Section 3.2 as outstanding on the date hereof and in accordance with their present terms);

        (c)     amend its articles of incorporation, by-laws or other comparable organizational documents;

        (d)     (i) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or otherwise acquire or agree to acquire any assets except in the ordinary course of business, provided that the Company shall provide advance notice to Parent prior to acquiring loans or participation interests in loans in excess of $5,000,000 from third parties, or (ii) open, close, sell or acquire any branches;

        (e)     sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any individual, corporation or other entity or cancel, release or assign any amount of material indebtedness to any such person or any claims held by any such person other than in the ordinary course of business consistent with past practice;

        (f)     except for borrowings having a maturity of not more than 90 days under existing credit facilities (or renewals, extensions or replacements thereof that do not provide for any termination fees or penalties, prohibit pre-payments, have put or call features or provide for any pre-payment penalties, or contain any like provisions limiting or otherwise affecting the ability of the Company or its applicable Subsidiaries or successors from terminating or pre-paying such facilities, or contain financial terms less advantageous than existing credit facilities (such existing credit facilities as they may be so renewed, extended or replaced, “Credit Facilities”)), which borrowings are incurred in the ordinary course of business consistent with past practice, or for borrowings under Credit Facilities or other lines of credit or refinancing of indebtedness outstanding on the date hereof in additional amounts not to exceed $5,000,000, incur any Indebtedness, or, other than in the ordinary course of business, make any loans or advances to any Person, provided that the Company shall provide advance notice to Parent before the Company or any of its Subsidiaries make any loan or advance to any Person in excess of $5,000,000;

        (g)     change in any material respect its accounting methods (or underlying assumptions), principles or practices affecting its assets, liabilities or business, including any reserving, renewal or residual method, practice or policy, in each case, in effect on the date hereof, except as required by changes in GAAP or regulatory accounting principles;

        (h)     enter into any new line of business or change in any material respect or make any exceptions to its lending, investment, underwriting, risk and asset liability management and other banking, operating, and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

        (i)     make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method (except as required by law), file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund of a material amount of Taxes;

        (j)     enter into, renew or terminate, or make any payment not then required or waive any material provision under, any agreement, contract or obligation, other than in the ordinary course of business, consistent with past practice (other than any agreement, contract or obligation (i) that contains (A) any non-competition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect the ability of the Company or its Subsidiaries or their businesses to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company or its Subsidiaries or, following consummation of the transactions contemplated by this Agreement, Parent or its Subsidiaries, is or would be conducted or (B) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, (ii) that calls for aggregate annual payments of $250,000 or more and which is not terminable on 60 days or less notice without payment of any termination fee or penalty, (iii) that involves the lease of real property (other than lease renewals in the ordinary course of business) or (iv) relating to any joint venture, alliance or partnership arrangement);

        (k)     incur any capital expenditures in excess of $250,000 individually or $1,000,000 in the aggregate, except as disclosed in the Company’s capital budget (which is attached to Section 5.2 of the Company Disclosure Schedule);

        (l)     except as required by applicable law, (i) increase the wages, salaries, benefits, equity compensation or incentive compensation or incentive compensation opportunities of any director, employee or consultant of the Company or any of its Subsidiaries, except for normal increases in annual base salary in the ordinary course of business consistent with past practice (but in no event in excess of 4%); provided, however, that this exception shall not apply to the chief executive officer, chief operating officer or chief financial officer of the Company or any director of the Company, (ii) increase, or accelerate the accrual rate, vesting or timing of, payment or funding of, any compensation, benefits or other rights, including equity or other incentive awards, of any director, employee or consultant of the Company or any of its Subsidiaries or otherwise pay any amount to which any director or employee of the Company or any of its Subsidiaries is not entitled, (iii) establish, adopt, or become a party to any new employee benefit or compensation plan, program, commitment or agreement that would constitute an Employee Benefit Plan or Employment Agreement or amend, suspend or terminate any Employee Benefit Plan or Employment Agreement, (iii) modify any Company Option, or any Plan Shares or other award under the RRPTA or other equity-based award, (iv) make any discretionary contributions or payments to, or accelerate the funding of, any trust or other funding vehicle or pay any discretionary premiums in respect of benefits under any Employee Benefit Plan or Employment Agreement, (v) establish, adopt or enter into any collective bargaining agreement, (vi) hire, terminate the employment or otherwise change the status of employment of any (x) executive officer of the Company, (y) senior executive officer of the Thrift or (z) employee of the Company or the Thrift who is party to change of control or severance agreement, (vii) take any action with respect to salary, compensation, benefits or other terms and conditions of employment that would result in the holder of a change in control or similar agreement having “good reason” to terminate employment and collect severance payments and benefits pursuant to such agreement, (viii) pay any severance to any director, employee or consultant of the Company or any of its Subsidiaries, other than severance in accordance with agreements in effect as of the date of this Agreement or (ix) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, in each case except as may be required by GAAP or applicable Law;

        (m)     agree or consent to any material agreement or material modifications of existing agreements with any Governmental Entity in respect of the operations of its business, except as required by law;

        (n)     pay, discharge, settle or compromise any claim, action, litigation, arbitration, suit, investigation or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in an amount not in excess of $100,000 individually or $1,000,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

        (o)     issue any broadly distributed communication of a general nature to Employees or customers without the prior approval of Parent (which will not be unreasonably delayed or withheld), except for communications in the ordinary course of business that do not relate to the Merger or other transactions contemplated hereby or communications required by law;

        (p)     make any material investment for its own account either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

        (q)     except after prior consultation with Parent, and except for changes required by the Thrift’s traditional conduits for the sale of non-conventional loans, (i) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; (ii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk or (iii) materially alter its methods or policies of underwriting, pricing, originating, warehousing, selling and servicing, or buying or selling rights to service loans;

        (r)     take any action, or knowingly fail to take any action, which action or failure to act would be reasonably expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

        (s)     take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the consummation of the transactions contemplated hereby;

        (t)     take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

        (u)     agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2; or

        (v)     either (1) directly or indirectly acquire any equity interest (or other interests properly treated as equity for U.S. federal income tax purposes) in any operator or manager of a “health care facility” or “lodging facility,” each within the meaning of Section 856(l) of the Code or (2) directly or indirectly engage in or become obligated to engage directly or indirectly on or after the Effective Date in, any activity, that could, in the reasonable judgment of Parent, be considered to constitute the operation or management of a lodging facility or health care facility within the meaning of Section 856(l) of the Code.

        5.3   Parent Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company, which shall not be unreasonably withheld, (i) amend, repeal or otherwise modify any provision of the Parent Certificate or the Parent Bylaws (other than those that would not be adverse to the Company’s or Parent’s ability to consummate the transactions contemplated hereby), (ii) take any action, or knowingly fail to take any action, which action or failure to act would be reasonably expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (iii) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby, (iv) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law, (v) enter into an agreement to acquire a U.S. federally insured depository institution or holding company thereof, (vi) enter into an agreement to acquire a European depository institution or holding company thereof if any such agreement or acquisition would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby, or (vii) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

        6.1   Regulatory Matters. (a)  Parent and the Company shall promptly prepare a proxy statement/prospectus (the “Proxy Statement”) to be mailed to the holders of Company Common Stock in connection with the transactions contemplated hereby and to be filed by Parent in a registration statement on Form S-4 (the “Registration Statement”) with the SEC. Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter mail or deliver the Proxy Statement to its shareholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

        (b)     Subject to the terms and conditions of this Agreement, the parties shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions, filings and requests for waivers thereof (including, to the extent necessary, any notification required by the HSR Act), to obtain as promptly as practicable all permits, consents, approvals, authorizations and waivers of all third parties and Governmental Entities that are necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement. The Company and Parent shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals, authorizations and waivers of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Parent to take any action, or commit to take any action, or agree to any noncustomary condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties or Governmental Entities, that would reasonably be expected to have a material adverse effect (measured on a scale relative to the Company and its Subsidiaries, taken as a whole) on either Parent or the Company (a “Materially Burdensome Regulatory Condition”). For purposes of the Agreement, “Materially Burdensome Regulatory Condition” shall not include (A) any action, condition or restriction that requires (i) Parent or any of its Subsidiaries (which for purposes hereof, shall include the Thrift) to comply with the terms of the business plan to be filed by Parent with the OTS (the “Business Plan”) as part of its application seeking approval of the transactions contemplated by the Agreement and any requirement by the OTS that such Business Plan not be amended without the consent of the OTS, (ii) any direct or indirect Subsidiary of Parent that is an insured depository institution be “well-capitalized” under applicable federal banking laws and regulations, or (iii) Parent or any of its Subsidiaries to divest any assets or cease any activities that the OTS determines are impermissible for a federally insured depository institution or a non-grandfathered thrift holding company (provided that Parent or any of its Subsidiaries is not required by the OTS to complete such divestiture or cessation prior to the two-year anniversary of the Closing Date).

        (c)     Each of Parent and the Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

        (d)     Each of Parent and the Company shall promptly advise the other upon receiving any communication from any Governmental Entity that causes such party to believe that there is a reasonable likelihood that any regulatory approval required in connection with the transactions contemplated by this Agreement will not be obtained or that the receipt of any such approval may be materially delayed.

        6.2   Access to Information. (a)  Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that such party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request (in the case of a request by the Company, information concerning Parent that is reasonably related to the prospective value of Parent Common Stock or to Parent’s ability to consummate the transactions contemplated hereby). Neither the Company nor Parent, nor any of their Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

        (b)     All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties as of March 30, 2007 (the “Confidentiality Agreement”).

        (c)     No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth in this Agreement.

        6.3   Shareholder Approval. The Company shall, subject to the fiduciary duties of its directors, call a meeting of its shareholders to be held as soon as reasonably practicable for the purpose of obtaining the requisite shareholder approval required in connection with this Agreement and the Merger (the “Company Shareholder Meeting”), and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. The Board of Directors of the Company shall recommend to the Company’s shareholders the approval of this Agreement, the Merger and the other transactions contemplated hereby (the “Company Recommendation”); provided, however, that the Company’s Board of Directors shall not be required to make such Company Recommendation to the extent provided in Section 6.11.

        6.4   Legal Conditions to Merger. Each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement, and (ii) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

        6.5   Affiliates. The Company shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of the Company to deliver to Parent, as soon as practicable after the date of this Agreement, and prior to the date of the Company Shareholder Meeting, a written agreement, in the form of Exhibit A.

        6.6   NYSE Approval. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

        6.7   Employee Matters. (a)  Following the Effective Time, Parent shall provide the employees of the Company and its Subsidiaries as of the Effective Time (the “Covered Employees”) with employee benefits plans, programs and arrangements that are comparable, in the aggregate, to those provided to similarly situated employees of Parent and its Subsidiaries; provided, however, that for purposes hereof, the continued provision of benefits under the Employee Benefit Plans (other than the Company Equity Plans or the ESOP) following the Effective Time shall be deemed to satisfy the foregoing standard, it being understood that, at Parent’s discretion, the Covered Employees may commence participating in the plans of Parent or its Subsidiaries at different times with respect to different plans. The foregoing notwithstanding, Parent agrees to honor in accordance with their terms all Employee Benefit Plans and Employment Agreements, provided that such plans or agreements may be amended, terminated or suspended in accordance with their terms.

        (b)     From and after the Effective Time, Parent shall (i) provide the Covered Employees with service credit for purposes of (A) eligibility and vesting under any employee benefit or compensation plan, program or arrangement adopted, maintained or contributed to by Parent or any of its Subsidiaries in which Covered Employees are eligible to participate, and (B) benefit accrual under any vacation or severance plan of Parent or any of its Subsidiaries in which Covered Employees are eligible to participate, for all periods of employment with the Company or any of its Subsidiaries (or their predecessor entities) prior to the Effective Time for which service was recognized by the Company immediately prior to the Effective Time (other than with respect to any newly adopted plan of Parent or its Subsidiaries for which past service credit is not granted to its employees generally or any frozen plan or grandfathered benefit of Parent or its Subsidiaries), (ii) cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any medical, health, dental or disability benefit plans of Parent or any of its Subsidiaries to be waived with respect to the Covered Employees and their eligible dependents to the extent waived under any similar plans of the Company immediately prior to the Effective Time and (iii) give the Covered Employees and their eligible dependents credit for the plan year in which the Effective Time (or commencement of participation in a plan of Parent or any of its Subsidiaries) occurs for applicable deductibles, co-payments and annual out-of-pocket limits for expenses incurred prior to the Effective Time (or the date of commencement of participation in a plan of Parent or any of its Subsidiaries) to the extent such expenses were credited under any similar plans of the Company immediately prior to the Effective Time.

        (c)     The ESOP shall be terminated as of the Effective Time in accordance with its terms, and all shares of Company Common Stock held by the ESOP shall be treated in the manner contemplated by Section 1.4(b). As soon as practicable following the Effective Time, the ESOP trustee shall sell a sufficient number of shares of Parent Common Stock from the ESOP’s unallocated Company stock suspense account to repay the ESOP Loan, with such sale to comply with all applicable securities laws. As soon as practicable after the date of the Agreement, the Company shall file a request for a determination letter from the IRS regarding the continued qualified status of the ESOP upon its termination. Prior to and following the Effective Time, the Company shall use its reasonable best efforts to obtain such favorable determination letter, including but not limited to making such changes to the ESOP and the proposed allocation described below as may be requested by the IRS as a condition to its issuance of a favorable determination letter. As soon as practicable following the later of the Effective Time or the receipt of the favorable determination letter from the IRS, the Company and the ESOP trustee shall cause (i) any shares of Parent Common Stock and cash remaining in the ESOP suspense account after the repayment of the ESOP Loan described above to be allocated to the accounts of the ESOP participants and their beneficiaries who have account balances in the ESOP in accordance with the applicable provisions of the ESOP, and (ii) the account balances of all ESOP participants and their beneficiaries to be either distributed in a lump sum or transferred in accordance with the Code.

        (d)     Notwithstanding anything contained herein, nothing contained in this Agreement shall (i) constitute or be deemed to be an amendment to any plan, program or arrangement of the Company, the Surviving Corporation or Parent and each of their respective Subsidiaries; (ii) prevent the amendment or termination of any Employee Benefit Plan or any plan, program or arrangement of the Company or the Surviving Corporation and each of their respective Subsidiaries, pursuant to its terms or interfere with Parent or the Surviving Corporation’s right or obligation to make such changes as are necessary to conform with applicable law (including, without limitation, Section 409A of the Code); or (iii) limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to terminate the employment of any Covered Employee at any time.

        (e)     Prior to the Effective Time, the Board of Directors of the Company shall take all actions necessary to (i) terminate the TierOne Bank Savings Plan no later than the day immediately preceding the Effective Time and (ii) terminate each Employee Benefit Plan that is both a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and is set forth in Section 6.7 of the Company Disclosure Schedule no later that the day immediately preceding the Effective Time.

        (f)     Following the date hereof and prior to the Effective Time, Parent and the Company shall discuss in good faith and mutually agree on a retention pool to be established by the Company in an amount not to exceed $5,000,000 (the “Retention Pool”) which amounts shall be subject to such conditions as Parent and Company shall mutually agree. Amounts awarded under the Retention Pool shall be allocated prior to the Effective Time to employees of the Company and its Subsidiaries as directed by Parent in consultation with the Company. Prior to the end of the fifteenth day following the date hereof, the Company shall provide Parent with a proposed list of Retention Pool participants along with proposed dollar amounts for payments to each such participant.

        (g)     Without limiting the generality of the final sentence of Section 9.10, nothing in this Section 6.7, express or implied, is intended to or shall confer upon any other person, including, without limitation, any Covered Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

        6.8   Indemnification; Directors’ and Officers’ Insurance. (a)  In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or who is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of, or in any other fiduciary capacity with respect to, any Employee Benefit Plan or other another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of the Company or any of its Subsidiaries or served in said fiduciary capacity or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted before or after the Effective Time, the parties shall cooperate and use their reasonable best efforts to defend against and respond thereto. From and after the Effective Time, Parent shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reimbursement for reasonable fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

        (b)     Parent agrees that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or similar organizational documents shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ articles of incorporation and by-laws or similar organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers, or employees in effect as of the date hereof, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made within such period shall continue until the disposition of such action or resolution of such claim.

        (c)     Parent shall cause the individuals serving as officers and directors of the Company or any of its Subsidiaries or serving at the request of the Company or any of its subsidiaries as a director or officer of, or in any other fiduciary capacity with respect to, any Employee Benefit Plan or other person, in each case immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided, however, that (i) in no event shall Parent be required to expend more than 250% per year of coverage of the amount currently expended by the Company per year of coverage (which current amount is set forth in Section 6.8(c) of the Company Disclosure Schedule) as of the date of this Agreement (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto, and (ii) if notwithstanding the use of reasonable best efforts to do so, Parent is unable to maintain or obtain the insurance called for by this Section 6.8, Parent shall obtain as much comparable insurance as is available for the Maximum Amount; provided, further, that in lieu of the foregoing insurance coverage, Parent may direct the Company to purchase “tail” insurance coverage that provides coverage no less favorable than the coverage described above.

        (d)     In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 6.8.

        (e)     The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

        6.9   Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Parent.

        6.10   Advice of Changes. Each of Parent and the Company shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; providedfurther that a failure to comply with this Section 6.10shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

        6.11   No Solicitation.

        (a)     Until this Agreement has been terminated in accordance with Section 8.1, none of the Company, its Subsidiaries or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of the Company or any of its Subsidiaries shall directly or indirectly (i) solicit, initiate or encourage or facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving the Company or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction or (iii) enter into any agreement regarding any Alternative Transaction. Notwithstanding the foregoing, the Board of Directors of the Company shall be permitted, prior to the Company Shareholder Meeting, and subject to compliance with the other terms of this Section 6.11 and to first entering into a confidentiality agreement with the person proposing such Acquisition Proposal on terms substantially similar to, and no less favorable to the Company than, those contained in the Confidentiality Agreement, to (A) consider and participate in discussions and negotiations with respect to a bona fide Acquisition Proposal received by the Company, and (B) withdraw, modify or qualify the Company Recommendation, in each case if and only to the extent that the Board of Directors of the Company reasonably determines in good faith (after consultation with outside legal counsel) that failure to do so would cause it to violate its fiduciary duties (a “Change in Recommendation”) and (C) approve or recommend, or enter into (and, in connection therewith, effect a Change in Recommendation), a definitive agreement with respect to an unsolicited, bona fide and written Acquisition Proposal that is submitted to the Company after the date of this Agreement and prior to the approval of the transactions contemplated by this Agreement at its meeting of stockholders to be held pursuant to Section 6.3, if and so long as (1) none of the Company, any of its Affiliates or any of its or their officers, directors, agents or representatives has violated any of the provisions of this Section 6.11, (2) the Company provides Parent with written notice indicating that the Company, acting in good faith, believes that the Acquisition Proposal is reasonably likely to constitute a Superior Proposal and, therefore, plans to conduct a meeting of the Board of Directors of the Company for the purpose of considering whether the Acquisition Proposal constitutes a Superior Proposal, which notice shall be delivered to Parent at least three business days prior to the date of such meeting of the Board of Directors of the Company, (3) during the three business day period after the Company provides Parent with the written notice described in clause (2) above, the Company shall cause its financial and legal advisors to negotiate in good faith with Parent in an effort to make such adjustments to the terms and conditions of this Agreement such that the Acquisition Proposal would not constitute a Superior Proposal and, therefore, the Company would be required to proceed with the transactions contemplated hereby on such adjusted terms, (4) notwithstanding the negotiations and any adjustments pursuant to clause (3) above, the Board of Directors of the Company makes the determination necessary for the Acquisition Proposal to constitute a Superior Proposal, (5) notwithstanding the negotiations and any adjustments pursuant to clause (3) above, the Board of Directors of the Company concludes in good faith (after receiving the advice of its outside counsel and its financial advisors) that failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable law and (6) not later than the earlier of the approval or recommendation of, or the execution and delivery of a definitive agreement with respect to, any such Superior Proposal, the Company (I) terminates this Agreement pursuant to Section 8.1(h), (II) makes the payments required to be made pursuant to Section 8.3 and (III) delivers to Parent a written certification duly executed by each other party to such Superior Proposal pursuant to which each such other party certifies that it is aware of the amounts payable under Section 8.3 and that it waives any right that it may have to contest the amounts so payable.

        As used in this Agreement, “Alternative Transaction” means any of (i) a transaction pursuant to which any person (or group of persons) (other than Parent or its affiliates), directly or indirectly, acquires or would acquire more than 25% of the outstanding shares of Company Common Stock or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to the Merger, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving the Company (other than the Merger), (iii) any transaction pursuant to which any person (or group of persons) (other than Parent or its affiliates) acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of the Company and securities of the entity surviving any merger or business combination including any of the Company’s Subsidiaries) of the Company, or any of its Subsidiaries representing more than 25% of the fair market value of all the assets, net revenues or net income of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of the Company immediately prior to such transactions do not, in the aggregate, own at least 75% of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Company Common Stock immediately prior to the consummation thereof.

        As used in this Agreement, “Superior Proposal” means an unsolicited, bona fide, written, fully-financed (which, for the purposes of this Agreement, shall mean the receipt of a commitment letter from a reputable Person capable of financing the transaction, subject only to normal and customary exceptions), proposal made by any Person to acquire all of the issued and outstanding shares of common stock of the Company pursuant to a tender or exchange offer or a merger or to acquire all or substantially all of the properties and assets of the Company on terms and conditions that the Board of Directors of the Company concludes in good faith (after receiving the advice of its outside counsel and its financial advisors and taking into account all of the terms and conditions of such proposal, including all legal, financial, regulatory, and other aspects of such proposal, the form of consideration, the uncertainties associated with the valuation of any consideration other than cash and the risks associated with the form of consideration and any expense reimbursement provisions, termination fees and conditions associated with such proposal) is more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated hereby (including, to the extent applicable, any proposal or offer by Parent for an adjustment to the terms and conditions of this Agreement pursuant to Section 6.11(a) and is reasonably likely to be consummated.

        (b)     The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any Subsidiary by any Person or entity that informs the Board of Directors of the Company or any Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Parent shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the books and records of the Company or any Subsidiary, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. The Company shall keep Parent fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request. The Company shall also promptly, and in any event within 24 hours, notify Parent, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal in accordance with Section 6.11(a).

        (c)     The Company and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent and its Affiliates) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than Parent who have been furnished confidential information regarding the Company in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information.

        (d)     Nothing contained in this Section 6.11 shall prevent the Company or its board of directors from taking and disclosing to its stockholders a position required by Rule 14d-9 and Rule 14e-2(a) under the Exchange Act.

        6.12   Transition. Commencing following the date hereof, and in all cases subject to applicable law and regulation, the Company shall, and shall cause its Subsidiaries to, cooperate with Parent and its Subsidiaries to facilitate the integration of the parties and their respective businesses effective as of the Closing Date or such later date as may be determined by Parent. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations and the continuous operation of the Company and its Subsidiaries in the ordinary course of business, the Company shall cause the employees and officers of the Company and its Subsidiaries to use their reasonable best efforts to provide support, including support from its outside contractors and vendors, and to assist Parent in performing all tasks, including equipment installation, reasonably required to result in a successful integration at the Closing Date or such later date as may be reasonably determined by Parent.

        6.13   Directorship. Parent shall, prior to the Effective Time, take such actions as may be required to appoint one individual mutually agreed by the Company and Parent to the Board of Directors of Parent as of the Effective Time, and, to the extent so required, shall increase the size of the Parent Board of Directors to permit the foregoing.

        6.14   Actions Requested by Parent. At the request of Parent and subject to the conditions set forth in this Section 6.14, the Company shall, prior to the Effective Date, (1) dispose of (or cause to be disposed of) any asset held, directly or indirectly, by the Company or any of its Subsidiaries, or (2) terminate (or cause to be terminated) any obligation of the Company or any of its Subsidiaries to engage in any activities, directly or indirectly, by the Company or any of its Subsidiaries, which if held or engaged in, as the case may be, directly or indirectly by the Company or any of its Subsidiaries as of the Effective Time or any time thereafter, would, within the reasonable opinion of Parent, either (a) prevent Merger Sub or any Subsidiary of the Company which is treated as a corporation for federal income tax purposes from being able to qualify as a “Taxable REIT subsidiary”within the meaning of Section 856(l) of the Codes (a “TRS”) of Parent as of the Effective Date or any time thereafter or (b) adversely affect the ability of Parent to qualify as a REIT for its taxable year beginning January 1, 2007 or future taxable years. Parent and the Company shall consult and cooperate in good faith so that any action requested by Parent to be taken pursuant to this Section 6.14 will be effected in a commercially reasonable manner. No action requested by Parent to be taken pursuant to this Section 6.14 shall be required to be taken if, in the opinion of counsel to the Company, such action (taken individually or collectively with any other action requested pursuant to this Section 6.14 or any other transaction contemplated by this Agreement) (1) (A) would materially jeopardize either the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code or (B) would materially jeopardize the status of the Company as a unitary savings and loan holding company or the status of the Thrift as a federally chartered savings association; or (2) such action would be in contravention of any applicable law, organizational document of the Company or any of its Subsidiaries, as relevant, or in contravention of any Company Material Contract. Notwithstanding anything to the contrary contained in this Section 6.14, the Company shall not be required to take any action requested to be taken by Parent pursuant to this Section 6.14 unless and until Parent confirms in writing that it and Merger Sub are prepared to proceed immediately with the Merger, and that all conditions to the obligations of Parent and Merger Sub under Article VII have been satisfied and Parent provides to the Company any other evidence reasonably requested by the Company to confirm that the Merger will occur. No action taken by the Company at Parent’s request under this Section 6.14 nor the results of such action shall be deemed to constitute a breach of any representation, warranty or covenant contained in this Agreement. For purposes of Sections 5.2(v) and 7.2(e), and this Section 6.14, “Subsidiaries” shall also include any entity treated as a corporation for federal income tax purposes in which the Company or any of its Subsidiaries (taking into account this sentence) hold 35% of the equity interests (by vote or value, within the meaning of Section 856(l)(2) of the Code).

        6.15   Reserved.

        6.16   Exemption From Liability Under Section 16(b). Assuming that the Company delivers to Parent the Section 16 Information (as defined below) reasonably in advance of the Effective Time, the board of directors of Parent, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing that the receipt by the Company Insiders (as defined below) of Parent Common Stock in exchange for shares of Company Common Stock pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information provided by the Company to Parent prior to the Effective Time, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act such that any such receipt shall be so exempt. “Section 16 Information” shall mean information regarding the Company Insiders and the number of shares of Company Common Stock held by each such Company Insider. “Company Insiders” shall mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

        6.17   Thrift Headquarters; Thrift Directors. For at least one year subsequent to the Effective Time, the Thrift headquarters and executive offices shall remain in Lincoln, Nebraska. Each director of the Thrift at the Effective Time shall continue to serve as a director of the Thrift for six months commencing at the Effective Time, and the Thrift’s bylaws shall be amended to allow for the foregoing.

        6.18    Fill Option. In the event that, as of the Determination Date, both of the following conditions (the "Fill Conditions") are satisfied:

        (a)     the Average Closing Price shall be less than 85% of the Parent Starting Price; and

        (b)     (i) the number obtained by dividing the Average Closing Price by the Parent Starting Price (such number, the “Parent Ratio”) is less than (ii) the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.15 from such quotient (such number, the “Index Ratio”), then the Company and Parent shall discuss in good faith whether to make an appropriate adjustment to the Exchange Ratio. If Parent and the Company mutually agree on an adjustment to the Exchange Ratio, this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted by the mutual agreement of the parties pursuant to this Section 6.18 (any such mutual agreement to adjust the Exchange Ratio pursuant to this Section 6.18 the “Fill Option”). If the parties cannot mutually agree on an adjustment, and if the Company elects to exercise its right to terminate this Agreement pursuant to Section 8.1(g), it shall give written notice of such termination to Parent.

        For purposes of this Section 6.18, the following terms shall have the meanings set forth below:

        “Average Closing Price” of the Parent Common Stock shall mean the arithmetic mean of the daily closing sales prices per share of Parent Common Stock on the NYSE Composite Transactions Tape for the ten consecutive NYSE trading days ending at the close of trading on the Determination Date (with a proportionate adjustment in the event that the outstanding shares of common stock of Parent shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the Determination Date).

        “Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of Nebraska are authorized or obligated to close.

        “Determination Date” means the date on which the last required approval of a Governmental Authority is obtained with respect to the Merger, without regard to any requisite waiting period.

        “Final Index Price” means the arithmetic mean of the daily closing values of the S&P 500 Financial Sector Index (Bloomberg: S5FINL) (the “Sector Index”) for the ten trading days utilized in calculating the Average Closing Price.

        “Initial Index Price” means $505.77, the closing value of the Sector Index on May 17, 2007.

        “Parent Starting Price” means $25.86.

        6.19   Dividends. After the date of this Agreement, each of Parent and the Company shall coordinate with the other the declaration of any dividends in respect of Parent Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger.

ARTICLE VII

CONDITIONS PRECEDENT

        7.1   Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

        (a)    Shareholder Approval. This Agreement shall have been approved and adopted by the requisite affirmative vote of the holders of Company Common Stock entitled to vote thereon.

        (b)    NYSE Listing. The shares of Parent Common Stock to be issued to the holders of Company Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

        (c)    Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

        (d)    No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

        7.2   Conditions to Obligations of Parent and Merger Sub. The obligation of each of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent and Merger Sub, at or prior to the Effective Time, of the following conditions:

        (a)    Representations and Warranties. The representations and warranties of the Company set forth in this Agreement (disregarding for all purposes of this Section 7.2(a) (i) any qualification or exception for, or reference to, materiality in such representations or warranties and (ii) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another specific date shall be true and correct as of such date); provided, however, that no representation or warranty of the Company contained herein shall be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III has had or would be reasonably likely to have a Material Adverse Effect with respect to the Company; provided, further, that the representations and warranties contained in (x) Section 3.2(a) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent (relative to Section 3.2(a) taken as a whole), (y) Sections 3.1(d), 3.2(b), 3.3(a), 3.3(b)(i), 3.7, and 3.19 shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 3.8(a) shall be deemed untrue and incorrect if not true and correct in all respects; and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

        (b)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

        (c)    Regulatory Approvals. All regulatory approvals set forth in Sections 3.4 and 4.4 required to consummate the Merger shall have been obtained or waived and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and none of such approvals shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

        (d)    Federal Tax Opinion. Parent shall have received the opinion of its counsel, Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Parent, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Company, Parent and Merger Sub, reasonably satisfactory in form and substance to it.

        7.3   Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

        (a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement (disregarding for all purposes of this Section 7.3(a) (i) any qualification or exception for, or reference to, materiality in such representations or warranties and (ii) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another specific date shall be true and correct as of such date); provided, however, that no representation or warranty of Parent or Merger Sub contained herein shall be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article IV has had or would be reasonably likely to have a Material Adverse Effect with respect to Parent; provided, further, that the representations and warranties contained in (x) Sections 4.3(a), 4.3(b)(i) and 4.7 shall be deemed untrue and incorrect if not true and correct in all material respects and (y) Section 4.8(a) shall be deemed untrue and incorrect if not true and correct in all respects; and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

        (b)    Performance of Obligations of Parent. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

        (c)    Regulatory Approvals. All regulatory approvals set forth in Sections 3.4 and 4.4 required to consummate the Merger shall have been obtained or waived and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

        (d)    Federal Tax Opinion. The Company shall have received the opinion of its counsel, Foley & Lardner LLP, in form and substance reasonably satisfactory to the Company, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Company, Parent and Merger Sub, reasonably satisfactory in form and substance to it.

        (e)    REIT Qualification Opinion. The Company shall have received the opinion of Hogan & Hartson L.L.P., or other counsel to Parent satisfactory to the Company, dated the Effective Date, in substantially the form attached hereto as Exhibit B (such opinion shall be based upon customary assumptions and customary representations made by Parent and its Subsidiaries and such opinion shall be subject to such changes or modifications from the language set forth on Exhibit B as may be deemed necessary or appropriate by Hogan & Hartson L.L.P. (or such counsel rendering the opinion) and as shall be reasonably satisfactory to Company) opining that Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code for its taxable year ended December 31, 2006 and that Parent’s current organization and proposed method of operation will enable Parent to meet the requirements for qualification and taxation as a REIT for its taxable year ending December 31, 2007 and thereafter.

ARTICLE VIII

TERMINATION AND AMENDMENT

        8.1   Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company:

        (a)     by mutual consent of the Company and Parent in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its respective entire Board of Directors;

        (b)     by either the Board of Directors of the Company or the Board of Directors of Parent if (i) any Governmental Entity that must grant a regulatory approval required in connection with the transactions contemplated hereby has denied approval of the Merger and such denial has become final and nonappealable or (ii) any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

        (c)     by either the Board of Directors of the Company or the Board of Directors of Parent if the Merger shall not have been consummated on or before the nine month anniversary of the date of this Agreement unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

        (d)     by either the Board of Directors of Parent or the Board of Directors of the Company (provided that the terminating party is not then in material breach of any representations, warranties, covenants or other agreements contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Sections 7.2(a) or (b) or 7.3(a) or (b), as the case may be, and which is not cured within 45 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

        (e)     by either the Board of Directors of Parent or the Board of Directors of the Company if the Company shall have failed to obtain the Company Shareholder Vote at the Company Shareholder Meeting or at any adjournment or postponement thereof; provided that the right of the Company to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to it if it has failed to comply in all material respects with its obligations under Sections 6.1(a), 6.3 or 6.11;

        (f)     by Parent, if the Board of Directors of the Company shall have (i) failed to recommend in the Proxy Statement the approval and adoption of this Agreement, (ii) in a manner adverse to Parent, (x) withdrawn, modified or qualified, or proposed to withdraw, modify or qualify, the recommendation by such Board of Directors of this Agreement and/or the Merger to the Company’s shareholders, or (y) recommended or endorsed any Alternative Proposal (or, in the case of clause (ii), resolved to take any such action), whether or not permitted by the terms hereof or (iii) knowingly breached its obligations under Sections 6.3 or 6.11 in any material respect;

        (g)     by the Company, if the Board of Directors of the Company so determines by the vote of a majority of all of its members, by giving written notice to Parent not later than the end of the fifth Business Day next following the Determination Date, in the event that, as of the Determination Date, both of the Fill Conditions are satisfied; provided, however, that no termination pursuant to this Section 8.1(g) shall occur if the Company and Parent shall have mutually agreed to exercise the Fill Option pursuant to Section 6.18;

        (h)     by the Company, if the Board of Directors of the Company shall have approved or recommended, or the Company shall have executed or entered into a definitive agreement with respect to, a Superior Proposal in compliance with Section 6.11(a); provided, however, that such termination under this Section 8.1(h) shall not be effective until the Company has made the payment required by Section 8.3(c)(ii); or

        (i)     By Parent, in the event that either (i) Parent shall have entered into, following the date hereof, an agreement with respect to a merger, share exchange, consolidation, sale of assets, sale of shares of capital stock or similar transaction that would constitute an “Alternative Transaction” (as defined herein, but with (X) each reference to the Company and Company Common Stock in such definition being deemed a reference to Parent and Parent Common Stock, (Y) each reference to “(other than Parent or its Affiliates)” and “(other than the Merger)" being deemed to be deleted, and (Z) each reference to “25%” or “75%” being deemed to be a reference to “50%”), or (ii) the Average Closing Price of the Parent Common Stock is less than $20.00; provided, however, that such termination under this Section 8.1(i) shall not be effective until Parent has made the payment required by Section 8.3(c)(iii).

        8.2   Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of the Company, Parent, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, 9.2, 9.7 and 9.8 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither the Company nor Parent shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

        8.3   Expenses; Termination Fee.

        (a)     Except as otherwise provided in this Section 8.3, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses. As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement and Registration Statement and the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereby.

        (b)     Notwithstanding the foregoing, if the Agreement is terminated pursuant to Section 8.1(b) then Parent shall pay the Expenses incurred by the Company up to $700,000; provided, however, that if at the time of such termination the Company is in material breach of its obligations required to be performed by it under this Agreement, then (i) Parent shall not pay the Expenses incurred by the Company, and (ii) the Company shall pay the Expenses incurred by Parent up to the Maximum Amount.

        The “Maximum Expense Amount” shall be an amount equal to the lesser of (i) the Expenses incurred by Parent, up to $700,000 (the “Expense Amount”) and (ii) the maximum amount, if any, that can be paid to Parent without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for such year determined as if (a) the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(H) and 856(c)(3)(A)-(I) of the Code (“Qualifying Income”), and (b) the recipient has $1,000,000 of income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income which is or will not be Qualifying Income, as applicable), in each case as determined by independent accountants to Parent. Notwithstanding the foregoing, in the event Parent receives a reasoned opinion from outside counsel or a ruling from the IRS (“Tax Guidance”) providing that Parent’s receipt of the Expense Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”), the Maximum Expense Amount shall be an amount equal to the Expense Amount and the Company shall, upon receiving notice that Parent, as the case may be, has received the Tax Guidance, pay to Parent the unpaid Expense Amount within five business days. In the event that Parent is not able to receive the full Expense Amount due to the above limitations, the Company shall place the unpaid amount in escrow (with an escrow agent reasonably acceptable to both Parent and Company) by wire transfer within three days of termination and the relevant escrow agreement shall include instructions not to release any portion thereof to Parent unless and until Parent receives either one or a combination of the following once or more often: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events the Company shall pay to Parent the lesser of the unpaid Expense Amount or the maximum amount stated in the letter referred to in (i) above or in the relevant Tax Guidance within five business days after the Company has been notified thereof. The obligation of the Company to pay any unpaid portion of the Maximum Expense Amount shall terminate on the December 31 following the date which is five years from the date of this Agreement. Amounts remaining in escrow after the obligation of the Company to pay the Maximum Expense Amount terminates shall be released to the Company.

        (c)     Notwithstanding anything herein to the contrary:

        (i)     in the event that a Pre-Termination Takeover Proposal Event (as hereinafter defined) shall have occurred after the date of this Agreement and (A) thereafter this Agreement is terminated by either party pursuant to Section 8.1(c) (provided that prior to such termination the Company Shareholder Vote has not been obtained) or Section 8.1(e) or this Agreement is terminated by Parent pursuant to Section 8.1(d), and (B) following any such termination but prior to the date that is twelve (12) months after the date of such termination, the Company consummates an Alternative Transaction or enters into any acquisition or other similar agreement, including any letter of intent, related to any Acquisition Proposal (each, a “Company Acquisition Agreement”), then the Company shall, on the earlier of the date of such consummation or the date upon which the Company Acquisition Agreement is entered into, pay Parent a fee equal to the Break-up Fee by wire transfer of same day funds.

        (ii)     if this Agreement is terminated by Parent pursuant to Section 8.1(f) or by the Company pursuant to Section 8.1(h) then the Company shall pay Parent an amount equal to the Break-Up Fee by wire transfer of same day funds on the date of termination.

        (iii)     if this Agreement is terminated by Parent pursuant to Section 8.1(i), then Parent shall pay the Company $40,000,000 (the “Reverse Break-up Fee”) by wire transfer of same day funds on the date of termination.

        (iv)     For purposes of this Section 8.3, a “Pre-Termination Takeover Proposal Event” shall be deemed to occur if, prior to the event giving rise to the right to terminate this Agreement, a bona fide Acquisition Proposal shall have been made known to its stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal (the term Alternative Transaction, as used in the definition of Acquisition Proposal for purposes of this Section 8.3, and as used in this Section 8.3, shall have the same meaning set forth in Section 6.11 except that the references to “more than 25%” and “at least 75%” shall be deemed to be references to “50% or more” and “a majority,” respectively);

The “Break-Up Fee” shall be an amount equal to the lesser of (i) the Base Amount (as defined below) and (ii) the maximum amount, if any, that can be paid to Parent without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for such year determined as if (a) the payment of such amount did not constitute Qualifying Income, and (b) Parent has $1,000,000 of income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of Parent which is or will not be Qualifying Income, as applicable), in each case as determined by independent accountants to Parent. Notwithstanding the foregoing, in the event Parent receives Tax Guidance providing that Parent’s receipt of the Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Break-Up Fee shall be an amount equal to the Base Amount and the Company shall, upon receiving notice that Parent has received the Tax Guidance, pay to Parent the unpaid Base Amount within five Business Days. In the event that Parent is not able to receive the full Base Amount due to the above limitations, the Company shall place the unpaid amount in escrow (with an escrow agent reasonable acceptable to both Parent and Company) by wire transfer within three days of termination and the relevant escrow agreement shall include instructions not to release any portion thereof to Parent unless and until Parent receives either one or a combination of the following once or more often: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events the Company shall pay to Parent the lesser of the unpaid Base Amount or the maximum amount stated in the letter referred to in (i) above or in the relevant Tax Guidance within five Business Days after the Company has been notified thereof. The payment of the Break-Up Fee shall be compensation and liquidated damages for the loss suffered by Parent as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances and neither Party shall have any other liability to the other after the payment of the Break-Up Fee. The obligation of the Company to pay any unpaid portion of the Break-Up Fee shall terminate on the December 31 following the date which is five years from the date of this Agreement. Amounts remaining in escrow after the obligation of the Company to pay the Break-Up Fee terminates shall be released to the Company. As used in this Section 8.3(c), the “Base Amount” shall mean $24,000,000.

        (d)     Parent and the Company acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and the Company would not have entered into this Agreement; accordingly, if the Company or Parent fails promptly to pay the amount due pursuant to Section 8.3(b) or (c), and, in order to obtain such payment, Parent or the Company, as the case may be, commences a suit which results in a judgment against the other party for the fee set forth in this Section 8.3, the sued party shall pay to the suing party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the rate on six-month U.S. Treasury obligations plus 300 basis points in effect on the date such payment was required to be made; provided, however, that such payments due Parent, if any, (taking into account any other payments required to be made pursuant to this Section 8.3) shall not exceed the maximum amount, if any, that can be paid to Parent without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for such year determined as if (i) the payment of such amount did not constitute Qualifying Income, and (ii) the recipient has $1,000,000 of income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income which was not Qualifying Income), in each case as determined by independent accountants to Parent (provided that payments may be made pursuant to this Section 8.3(d) if the requirements set forth in 8.3(b) and (c) above relating to the receipt of a letter from Parent’s independent accountants or Tax Guidance are met with respect to such payments).

        (e)     Notwithstanding anything to the contrary contained herein, the Company shall be obligated, subject to the terms of this Section 8.3, to pay only one Break-up Fee, and Parent shall be obligated, subject to the terms of this Section 8.3, to pay only one Reverse Break-up Fee.

        8.4   Amendment. Subject to compliance with applicable law and Section 1.1(b), this Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of the Company; provided, however, that after the approval of this Agreement by the shareholders of the Company, no amendment shall be made which by applicable law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

        8.5   Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

        9.1   Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”).

        9.2   Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Sections 6.8, 6.9 and 6.17.

        9.3   Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)      if to the Company, to:

TierOne Corporation 1235 N Street Lincoln, Nebraska 68508 Telecopy: 402-435-0427 Attention: Gilbert G. Lundstrom

with a copy (which shall not constitute notice) to

Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 Telecopy: 414-297-4900 Attention: Benjamin F. Garmer, III Jay O. Rothman

and

(b)       if to Parent or Merger Sub, to:

CapitalSource Inc. 4445 Willard Avenue 12th Floor Chevy Chase, Maryland 20815 Telecopy: 301-841-2380 Attention: Steven A. Museles

with a copy (which shall not constitute notice) to

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY Telecopy: 212-403-2000 Attention: Edward D. Herlihy Craig M. Wasserman

        9.4   Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to a Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,”“includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

        9.5   Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

        9.6   Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement (it being agreed that the eighth paragraph of the Confidentiality Agreement shall cease to apply as of the date hereof), constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

        9.7   Governing Law. This Agreement shall be governed and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles, except to the extent that the application of the WBCL or federal securities laws are mandatory.

        9.8   Publicity. Neither the Company nor Parent shall, and neither the Company nor Parent shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of Parent, in the case of a proposed announcement or statement by the Company, or the Company, in the case of a proposed announcement or statement by Parent; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the NYSE or the NASD.

        9.9   Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware (or, to the extent that subject matter or personal jurisdiction does not exist in any such federal court, then in any Delaware state court located in New Castle County), in addition to any other remedy to which they are entitled at law or in equity.

        9.10   Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party; provided, however, that Parent may assign Merger Sub’s rights and obligations, in whole or in part, under this Agreement to Parent or any other, wholly-owned subsidiary of Parent. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement.

Remainder of Page Intentionally Left Blank

        IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

TIERONE CORPORATION
By: /s/ Gilbert G. Lundstrom
Name: Gilbert G. Lundstrom
Title: Chairman of the Board and Chief Executive Officer
CAPITALSOURCE INC.
By: /s/ John K. Delaney
Name: John K. Delaney
Title: Chairman of the Board and Chief Executive Officer
CAPITALSOURCE TRS INC.
By: /s/ John K. Delaney
Name: John K. Delaney
Title: Chief Executive Officer

Signature Page to Agreement and Plan of Merger

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